UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K



REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934



For the month of March 2005

Commission File Number: 001-13184

TECK COMINCO LIMITED
(Exact name of registrant as specified in its charter)

P.E. 3/31/05

Suite 600 – 200 Burrard Street, Vancouver, British Columbia V6C 3L9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _X_

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited
(Registrant)

Date: March 31, 2005

By: 
Karen L. Dunfee
Corporate Secretary




152


teck

ANNUAL

REPORT

2004


830E



Contents

Annual Meeting

The annual meeting of the shareholders will be held at 11:00 A.M., April 27, 2005 in Waterfront Ballroom C, Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia.

DRIVEN TO SUCCEED

($ millions, except per share data)	2004	2003
Revenue	$ 3,428	$ 2,228
Cash operating profit		
Coal	$ 156	$ 118
Smelting and refining (including power sales)	182	70
Zinc	272	108
Copper	735	148
Gold	54	49
Total	$ 1,399	$ 493
Net earnings (before unusual items)	$ 669	$ 93
Net earnings (after unusual items)	$ 617	$ 134
Earnings per share (before unusual items)	$ 3.45	$ 0.49
Earnings per share (after unusual items)	$ 3.18	$ 0.71
Capital expenditures	$ 216	$ 158
Cash flow from operations	$ 1,143	$ 314
Net debt to net debt plus equity	–	29%

The cover picture shows a fleet of Elk Valley Coal trucks delivering coal from the mine to the washing plant. "Driven to Succeed" aptly summarizes Teck Cominco's vision, which is to be the best in the business we are in, through professional excellence and integrity.



REVENUE ($ millions)
2000
1,153
2001
2,184
2002
2,042
2003
2,228
2004
3,428



CASH FLOW ($ millions)
2000
233
2001
393
2002
185
2003
314
2004
1,143



NET EARNINGS ($ millions)
before unusual items
2000
73
2001
89
2002
13
2003
93
2004
669

Highlights of 2004

- Record earnings of $617 million or $3.18 per share.
- Record cash flow of $1.14 billion or $5.92 per share.
- Benefits of diversification with each of copper, zinc, lead, molybdenum and coal contributing to the higher earnings.
- Trail refinery achieved record production of zinc, silver, indium and germanium.
- Achieved planned operating synergies at Elk Valley Coal, resulting in increased ownership.
- Hard coking coal price of US$125 per tonne negotiated for the 2005 coal year, and annual production capacity increasing to 28 million tonnes.
- Timely increase in ownership to 97.5% in Highland Valley Copper which had record operating profit of $431 million.
- Agreement reached with CVRD to build industrial scale copper refinery using CESL technology in Brazil.
- Canadian patent issued for CESL's proprietary hydrometallurgical process for nickel sulphides.
- Construction started on Pogo gold project in Alaska, and increase in gold resource at Morelos project in Mexico.
- Strongest balance sheet ever with cash of $907 million against debt of $665 million.

TECK COMINCO PRODUCTS



Red Dog
FAIRBANKS
Pogo
Highland Valley Copper
Elk Valley Coal
VANCOUVER
Trail
Pend Oreille
Hemlo
Louvicourt
TORONTO
Coal
Zinc
Copper
Gold
Antamina
LIMA

ZINC

Teck Cominco operates the Red Dog zinc, lead mine in Alaska, the largest zinc mine in the world, under an agreement with the NANA Regional Corporation, and is a 22.5% partner in the Antamina copper, zinc mine in Peru, which is the world's third largest zinc concentrate producer.

Teck Cominco also produces zinc, lead and specialty metals from its Trail metallurgical complex in British Columbia. The company is the world's largest producer of indium and germanium as by-products from this operation.

COPPER

Teck Cominco produces copper from its 97.5%-owned Highland Valley Copper mine (HVC) in British Columbia, its 25%-owned Louvicourt copper, zinc mine in Quebec, and its 22.5%-owned Antamina mine in Peru. HVC is also a significant producer of molybdenum.

COAL

The Elk Valley Coal Partnership operates six coal mines in western Canada and is the second-largest shipper of seaborne metallurgical coal in the world. Teck Cominco holds a net 43.4% interest in the partnership and is managing partner. Teck Cominco's share of sales in 2004 was 10 million tonnes and this is expected to increase to 12 million tonnes in 2005.

GOLD

Teck Cominco produced 247,000 ounces of gold in 2004 from its two 50%-owned mines in the Hemlo district of Ontario. The company began construction of the 40%-owned Pogo mine in Alaska in 2004, with completion scheduled for the first quarter of 2006.

REVENUE BY PRODUCT ($ in millions)	2004	2003
Smelter & Refineries*	$ 898	$ 714
Mine Operations		
Zinc	583	418
Lead	128	64
Copper	761	307
Molybdenum	266	32
Coal	645	547
Gold	147	146
Total	$ 3,428	$ 2,228

* *Excluding Cajamarquilla reported separately as a discontinued operation.*

OPERATING PROFIT BY PRODUCT (after depreciation; $ in millions)	2004	2003
Smelter & Refineries	$ 135	$ 24
Mine Operations		
Zinc	181	44
Lead	41	8
Copper	352	47
Molybdenum	258	26
Coal	125	91
Gold	32	30
Total	$ 1,124	$ 270

Note: Only direct operating costs, excluding other site operating costs and depreciation, are charged to by-product molybdenum.

OPERATING PROFIT BY OPERATION (after depreciation; $ in millions)	2004	2003
Trail (zinc, lead)	$ 135	$ 24
Red Dog (zinc, lead)	207	42
HVC (copper, molybdenum)	431	56
Antamina (copper, zinc)	184	26
Elk Valley (coal)	125	73
Hemlo (gold)	32	30
Other	10	19
Total	$ 1,124	$ 270

All amounts are expressed in Canadian dollars unless otherwise noted.



Highland Valley Copper



Antamina



Red Dog

2004 was a very good year for Teck Cominco, with record earnings of $617 million and cash flow of $1.1 billion, or $3.18 and $5.92 per share respectively. In fact, each of the last five quarters has established a new record in both earnings and cash flow.

This is the result of our consistent strategy of building a strong, diversified mining company based upon quality, long-life ore reserves, financial discipline and professional excellence, combined with increasing worldwide demand for our products.

Results in 2004 were well-diversified, with copper and the zinc, lead operations each contributing 30% of cash operating profits, coal 11% and gold 4%. By-products were important, with molybdenum contributing 18% and indium, germanium, silver and surplus power from the Trail refinery 7%.

By operation, Highland Valley Copper (HVC) led the way at 33%, followed by Red Dog at 19%, Antamina at 16%, Trail at 13% and the Elk Valley Coal Partnership at 11%.

It is noteworthy that our interest in each of these operations has been acquired or increased within the last few years. Antamina was built by a consortium of Teck, Noranda and Rio Algom, and completed in 2001. Our interests in Trail, Red Dog and HVC were increased through the acquisition of the balance of Cominco, also in 2001. Our metallurgical coal production increased significantly on the establishment of the Elk Valley Coal Partnership in 2003, and our ownership of HVC was increased further when we acquired an additional 34% early in 2004.



Norman B. Keevil
Chairman

Timing of major acquisitions or development decisions is an inexact science and not always perfect. The decision to commit to Antamina was made in a period of low metal prices and carried construction risk, both of concern to some of our investors. The acquisition of the balance of Cominco was followed by two years of weak zinc prices and lowered our earnings for a time.

On the other hand the acquisition of the balance of HVC this year was in hindsight perfectly timed, with the $80 million purchase price paid off within the year, and the consolidation of the Canadian coal industry proved to be propitious timing as well.

The net effect has been to transform the company into a much stronger and more diversified one in terms of producing operations than either of its predecessors, Teck and Cominco, were a few years ago. We are the largest producer of mined zinc in the world and our Elk Valley Coal Partnership is the second largest producer of metallurgical coal. We are also number one in the production of germanium and indium.

In addition, while the two predecessors had a combined debt of $1.3 billion four years ago and have invested $1.7 billion in capital since then, Teck Cominco ended the year with no net debt, which is in itself a noteworthy transformation.

The *outlook for 2005* is for another good year, particularly for our major products, coal and zinc. In addition to a planned further increase in coal production the price negotiated for the *coal year* beginning April 1 is more than double that of 2004, and the price of zinc is currently significantly above that of last year.

What of the *longer term outlook,* both for Teck Cominco and the industry?

The whole mining industry has benefited from higher prices in the last year, with substantial increases in earnings and improved balance sheets. The industry at large is probably in the best health it has ever been.

In the end, future results will depend upon prices, which in turn are a function of supply and demand, as with any product.

There is reason for optimism on the demand side. After a couple of decades of relatively slow growth, the rate of growth in demand for metals like copper, zinc and nickel has doubled in the last ten years. This has been the result of increasing intensity of use, or consumption per capita, in rapidly growing, high population economies, particularly China.

There will be downs as well as ups in demand growth for particular commodities, but this upward trend is likely to continue. If so, this will strain the ability of existing producers to meet this without the development of new supply sources.

Future prices will depend upon the extent to which the industry is successful in matching new supply to the needs of consumers. It is fair to say that most of the known undeveloped metal deposits that were not put into production previously were not undertaken for a reason, and the next round of new supply will for the most part require the anticipation of sustained higher prices to justify development.

Teck Cominco is in a unique position in this industry, with long-life reserves in production, a leading market share in two major commodities, a reasonable level of diversification, a strong balance sheet, and a professional operating and management team that is dedicated to continue building this company.

EXECUTIVE AND BOARD CHANGES

David Thompson will be retiring as CEO following the annual meeting in April. David was co-managing director of Messina (Transvaal) prior to joining Teck Corporation as Chief Financial Officer in 1980. He was CEO of Cominco from 1995 until the merger in 2001, and CEO of Teck Cominco since then. David's financial and business acumen has played a major role in building the company to date, and we are pleased that he will



David Thompson, CEO, and Mike Lipkewich, Senior Vice President, Mining, jointly received the E.A. Sholz Award for Excellence in Mine Development from the B.C. and Yukon Chamber of Mines. Mr. Thompson also received the Ethics in Action Award from VanCity and The Workplace Centre for Spirituality and Ethical Development during the year.

Roger Brain, Senior Vice President, Marketing and Refining, Mike Agg, General Manager Trail Operations, and Don Lindsay, President, at the Trail refinery.

continue to serve on the Board and to provide guidance as we move forward.

Donald Lindsay has joined Teck Cominco as President from January 1, 2005 and is expected to be named CEO on David's retirement. Don has a background as a mining engineer and investment banker, and was the primary builder of the mine finance team at Wood Gundy, and CIBC following its purchase of Wood Gundy. Don was selected after an extensive search process, and we look forward to working with him in continuing to build this company.

David Sinclair will be retiring as a director at the annual meeting, having reached the mandatory retirement age of the Board. David has been a director of Cominco and then Teck Cominco since 1993, and his financial and business guidance has been appreciated by all of us.

James Gill has been a director of Teck and I have been on the Aur Board since 1990, when Teck and Aur agreed to develop jointly the Louvicourt mine. With the imminent closure of that mine and to eliminate cross-directorships, I have retired from Aur and Jim from Teck Cominco. His professional judgment has been an asset to Teck and we would like to express our appreciation to Jim as well.

The Corporate Governance and Nominating Committee has proposed that Jalynn H. Bennett be elected at the annual meeting. Ms. Bennett is an economics consultant specializing in strategic planning in the private and public sectors.

On behalf of the Board,

NORMAN B. KEEVIL
Chairman
February 16, 2005

2004 was an excellent year for Teck Cominco. Earnings after tax increased to $617 million as compared with earnings of $134 million in 2003. Cash flow from operations rose by more than $800 million from $314 million in 2003 to $1.14 billion. The excellent operating performance of the company's major mines and refineries in meeting cost and volume targets enabled the company to take full advantage of the increase in metal prices that occurred in 2004.

A major achievement was the confirmation by an independent engineering consultant that the Elk Valley Coal Partnership had successfully achieved sufficient synergies to increase the company's interest by 5 percent. Agreement was reached with the Fording Canadian Coal Trust to receive the additional 5 percent interest in the coal partnership over a two-year period. As a result, the company's interest in the coal partnership rose by 3 percent to 38 percent on April 1, 2004 and will increase by a further 1 percent on April 1, 2005 and 2006. The current market value of this additional 5 percent partnership interest is approximately $400 million.



OPERATIONS

The company benefited from the substantial rise in the price of copper and molybdenum. In Canadian dollars, their prices increased by 50 percent and 181 percent respectively. As a result, Highland Valley Copper became the largest single source of earnings in 2004. Operating profits increased by almost 500 percent to reach a record level of $431 million for the year. The mine's operating formance was outstanding. It achieved its best ever formance at 0.45 lost-time accidents per hours worked, and mill production and labour ivity both set records.

DAVID A. THOMPSON
Deputy Chairman and Chief Executive Officer

Antamina benefited from the high copper price and an increase in copper production, which rose by 110,000 tonnes to reach 362,000 tonnes in 2004. Mill throughput was at a record 85,000 tonnes per day as compared with design capacity of 70,000 tonnes per day. Operating profits attributed to Teck Cominco increased to $184 million as compared with $47 million in the previous year.

Red Dog had a very good year benefiting from both higher zinc and lead prices, improved concentrate terms and strict control of operating costs. Operating profits were at a record of $207 million, more than five times that of 2003.

The Elk Valley Coal Partnership did well in 2004. Cost of product at the mine fell by $2 to $26 per tonne, although this was more than offset by the increase in transportation costs. Operating profits attributed to the company were $125 million as compared with $73 million for the ten months in 2003. The price of coal including foreign exchange hedging gains was 12 percent higher than in 2003.

Profit from the Hemlo gold operations increased slightly to $32 million in 2004 despite a decline in grade which reduced the company's share of gold production by 20,000 ounces to 247,000 ounces for the year.

Trail achieved a major improvement in profitability with an increase in operating profits from $24 million to $135 million in the present year. Profits from power sales rose by $11 million to $37 million, but the greatest improvement occurred in the metal operations. Operating profits from this source rose by $100 million to $98 million in 2004. This result reflects the success in the change of strategy initiated some years ago to increase the production of by-products rather than rely solely on the profitability of zinc and lead refining. In 2004 zinc sales accounted for only 47 percent of Trail's total metal revenue. Precious metal production was at record levels at nearly 20 million ounces of silver produced and it is believed that the refinery became the world's largest producer of both indium and germanium which are key specialty metals in the electronics industry.

ACQUISITIONS AND DIVESTMENTS

In March 2004 the company completed the purchase of BHP Billiton's 34 percent stake in Highland Valley Copper at a net cost of $80 million. The high rate of profitability achieved by Highland Valley during 2004 generated $134 million from this investment. Studies undertaken at Highland Valley indicate that there is an opportunity to extend the life of the mine by four years to 2013. A final decision, after geotechnical studies have been completed, will be taken in 2006.

In December 2004 the company completed the sale of the Cajamarquilla refinery to Votorantim which valued the refinery at US$217 million. In addition, Teck Cominco will receive for the next five years a price participation of US$365,000 for every one U.S. cent the annual price of zinc exceeds 45 cents per pound.

EXPLORATION AND RESEARCH

A successful exploration program was carried out on the Morelos gold property in Mexico owned 79 percent by Teck Cominco. This increased the inferred mineral resource estimate to 3.2 million ounces of contained gold from the 1.7 million ounces estimated in 2003.

In October 2004 Teck Cominco announced the first results from the Zafranal copper property in southern Peru. Exploration on this property will continue in 2005.

In November 2004 the Elk Valley Coal Partnership entered into an agreement with Shell Canada Limited for the exploration of coal bed methane on Elkview lands. Under this agreement Shell will undertake an agreed exploration program. If successful, Elk Valley Coal will have the opportunity either to participate to a maximum of 20 percent of the project or receive a royalty interest.

CVRD announced in November 2004 that it will use the CESL copper technology to construct a 10,000 tonne per year industrial scale plant for completion in mid-2007 at a cost of US$58 million. During the year CESL successfully patented in Canada its nickel sulphide technology which it is believed will have applications in future hydrometallurgical nickel plants.

SAFETY AND ENVIRONMENTAL

Teck Cominco continues to pursue its commitment to responsible practices, ensuring that environmental management, worker health and safety and community relations remain top priorities throughout the company and its operations. Environmental management systems were upgraded across the company in 2004 and, although there is more to do in this area, significant progress was made. Our excellent safety record from 2003 was not quite met in 2004, but we continue to be an industry leader in safety performance. We believe that communication is the key to solving the conflict that arises from time to time between company interests and those of other members of society. To this end, we have endeavoured to maintain good relations with environmental and social groups who have interests in our operations by listening to their concerns and adjusting our actions when it will lead to a more sustainable outcome.

OBJECTIVES

Our objectives for 2004 included an operating profit of $150 million at Red Dog at a zinc price of 45 cents a pound, generation of at least $50 million in synergies at Elk Valley, and completion of the acquisition of an additional 34% of Highland Valley Copper, all of which were achieved. The objective of generating a new income source was also achieved with the development of the Cheviot coal mine.

Our objectives for 2005 are:

- Elk Valley Coal to achieve an operating profit of $500 million.
- The Pogo mine construction to be completed on schedule.
- Achievement of ISO 14001 at Trail.
- Completion of the Stage II expansion at Cheviot and full production by the fourth quarter.
- Generation of another new income source through exploration, development or acquisition.

OUTLOOK

Inventories of coal and most base metals are now at very low levels. The most critical element of forecast demand is the continued growth of industrial production in China. Although the growth rate of the Chinese economy is expected to slow somewhat in 2005, the country's increase in metal and mineral demand is expected to be sufficient to absorb expected increases in western production for most metals.

Inventories of copper metal are at an extremely low level. Although the deficit between supply and demand is expected to diminish in 2005 as a result of greater mine production, the copper price should remain relatively firm.

There was a spectacular increase in the price of molybdenum in 2004 from US$5 per pound in 2003 to US$30 per pound at the end of the year. It is expected that the supply of molybdenum to the market will increase in the second half of 2005 as roaster capacity is increasing in order to treat larger amounts of molybdenum concentrate. A more balanced market is therefore expected later in the year which could mean some reduction from the present extremely high price levels.

In contrast, the deficit in zinc is likely to increase in 2005. Zinc metal inventories are still above normal but should decline during the year. The zinc concentrate market is extremely tight and this will limit increases in the supply of zinc metal.

The demand for coking coal is at an unprecedented level as a result of the increase in world steel production, particularly in China. We expect that the average price of coal sold by Elk Valley Coal should increase to slightly over US$100 per tonne in the present calendar year as compared with US$52 per tonne in 2004.

If our views on these markets are correct, then the company should enjoy further increases in earnings and cash flow from the record levels set in 2004.

I will retire as Chief Executive Officer of Teck Cominco in April 2005. I have thoroughly enjoyed working for Teck Cominco and both of its predecessor companies. I would like to thank the executive team, the management and all our employees for the hard work and efforts they have made in making the merger that created Teck Cominco such a success.

I welcome Don Lindsay as President of the company and wish him every success as Chief Executive Officer.



DAVID A. THOMPSON
Deputy Chairman and Chief Executive Officer
February 16, 2005

ROBERT J. WRIGHT
Deputy Chairman, Lead Director and Chairman, Corporate Governance & Nominating Committee



2004 was another year that saw considerable attention being focused on corporate governance, most of it relating to the failure of companies here and in the United States to act in the interests of one or more corporate stakeholders. As a person interested in these matters and responsible for corporate governance at Teck Cominco, I receive, on a weekly or more frequent basis, articles, magazines, promotions for conferences on new or proposed regulations in Canada and the United States. So, corporate governance remains a topic of interest and concern to investors, analysts and everyone involved in business activities.

In October 2004, the Canadian Securities Administrators published for comment integrated proposals for corporate governance guidelines and a proposed rule that will require public companies to describe specific aspects of their governance practices. The disclosure in our Proxy Circular and Annual Information Form continues to focus on the 14 corporate governance guidelines adopted by the Toronto Stock Exchange in 1995 but we have also complied with the proposed guidelines.

While we welcome the integration of the regulation of corporate governance and disclosure in Canada and in the United States we believe that one should carefully consider the impact for Canadian companies of regulations and rules designed to deal with problems in foreign jurisdictions. Over the past year, Teck Cominco has continued to respond to emerging regulations and best practices in North America by reviewing the structure of all our Board Committees and adjusting their composition where appropriate. On the recommendation of the Corporate Governance Committee, the Board adopted formal mandates and position descriptions for the Chairman of the Board and the Lead Director. We revamped our bi-annual Board survey to obtain results which would improve our Board practices. We found this to be a very useful and constructive review of how the Board operates as well as a catalyst for continuous improvement. We had a very healthy debate on the manner in which we conduct individual director assessments. We continued this year to utilize the self-assessment approach that we adopted several years ago but will continue to assess the value of peer evaluation in this important area.

The majority of the Board of Directors is unrelated and independent. A brief biography of each director is included in this report and in our Information Circular. The Board continued its practice of meeting without management at each of its meetings. Special meetings on strategic planning are held annually. In-depth board briefings prior to scheduled meetings remain an important part of our continuing efforts to make certain our directors understand our business and the risks inherent in it.

All of the key committees: Audit, Compensation and Corporate Governance are comprised entirely of unrelated directors. All of the other Committees are made up of a majority of unrelated directors. All of the members of the Audit Committee are financially literate and we have been fortunate to have three financial experts on the Committee. Hugh J. Bolton, Chairman of the Committee, is the company's designated Audit Committee Financial Expert. The Audit Committee of the former Cominco Ltd. and, following the merger with the former Teck Corporation, the Audit Committee of the company has benefited from the experience and wisdom of David Sinclair who reaches mandatory retirement age at our annual meeting this year. On behalf of the Board, we would like to recognize David's significant contributions to Cominco Limited and Teck Cominco over the last 12 years.

Our Audit Committee continued to play a key role in overseeing the financial affairs and internal controls of the company. The mandate of the Committee was reviewed again this year and substantial changes were made to respond to emerging regulations and best practices. The Committee was actively involved again this year in overseeing the work of the independent auditor and ensuring that the auditor's independence was not compromised by the provision of unauthorized or inappropriate non-audit services.

All internal controls were documented during the year and management will begin testing the controls in the first quarter of this year. Management's testing procedures will then be reviewed and certified by the independent auditors.

As I indicated in last year's report, a comprehensive review of the company's approach to long-term incentive compensation was undertaken during the past year. Prior to the annual meeting in 2004, the Board adopted deferred share unit and restricted share unit plans. With these plans in place, the Board ceased its prior practice of granting stock options to non-executive directors. The Board instituted a policy of requiring a mandatory shareholding of 15,000 shares for directors to be phased in over a five-year period. The plans and our compensation policy are set out in more detail in the Information Circular.

It has been said many times that a Board's most important function is the appointment and supervision of the Chief Executive Officer. Teck Cominco has been fortunate in having the leadership of Norman Keevil and David Thompson for the last 24 years. David will retire as Chief Executive Officer at the Annual General Meeting this year but will continue to be a valued member of the Board of Directors. His leadership and his insistence that at every level of the company we operate with the highest levels of personal and corporate integrity have complemented and facilitated the job of implementing and supervising our corporate governance practices. I have no doubt that Donald Lindsay will continue this tradition. It goes without saying that without the highest standards of honesty and forthrightness throughout a company and its board, corporate governance rules and practices will be of little effect.

I would like to emphasize the seriousness with which we take our commitment to make certain that we excel in the area of corporate governance. We will continue to make every effort to foster a culture within Teck Cominco that conforms to the spirit and intent as well as the technical requirements of all laws, regulations and rules which govern us. It is this promise that makes Teck Cominco's corporate governance principles meaningful and effective. We have always striven to be "the partner of choice". The proof of that concept is borne out the way in which we carry on our business and our reputation for fair dealing.



ROBERT J. WRIGHT
Deputy Chairman, Lead Director and Chairman,
Corporate Governance & Nominating Committee
February 16, 2005

This discussion and analysis of financial position and results of operations of Teck Cominco Limited is prepared as at February 16, 2005, and should be read in conjunction with the audited consolidated financial statements of Teck Cominco Limited and the notes thereto for the year ended December 31, 2004. In this discussion, unless the context otherwise dictates, a reference to Teck Cominco or the company refers to Teck Cominco Limited and its subsidiaries including Teck Cominco Metals Ltd. and a reference to Teck Cominco Metals or to Cominco refers to Teck Cominco Metals Ltd. and its subsidiaries. Additional information relating to the company, including the company's annual information form, is available on SEDAR at www.sedar.com.

MD&A Contents

CAUTION ON FORWARD-LOOKING INFORMATION

This annual report contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the company's mineral reserves and mineral resources, future production, capital and mine production costs, demand and market outlook for commodities, and the financial results of the company. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary.

Factors that may cause actual results to vary include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including changes with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

The company does not assume the obligation to revise or update these forward-looking statements after the date of this document, or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

MICHAEL P. LIPKEWICH
Senior Vice President, Mining



ROGER A. BRAIN
Senior Vice President, Marketing & Refining



Teck Cominco is a 38% owner (increasing to 40% by April 1, 2006) and the managing partner of the Elk Valley Coal Partnership, formed in 2003, which operates six metallurgical coal mines in Western Canada with annual coal production expected to increase to 28 million tonnes in 2005.

In base metal mining, Teck Cominco owns and operates the Red Dog zinc mine under an agreement with NANA Regional Corporation, an Alaskan native corporation, and has a 97.5% partnership interest in the Highland Valley Copper mine in British Columbia and a 22.5% joint venture interest in the Antamina copper, zinc mine in Peru. It also completed construction of the Pend Oreille zinc mine in Washington State, with commercial production commenced in August 2004.

In gold, Teck Cominco holds a 50% joint venture interest in two mines in the Hemlo camp in Ontario and is developing the Pogo deposit in Alaska in a joint venture with the Sumitomo Group, with production start-up scheduled for the first quarter of 2006.

In refining, the company operates the wholly-owned Trail metallurgical complex in British Columbia, producing refined zinc, lead and a number of by-products.

The table below shows Teck Cominco's share of production of its principal products for the last five years, and planned production for 2005.

Five-Year Production Record and 2005 Plan (Company's share)

	Units (000's)	2000	2001	2002	2003	2004	2005 PLAN
Smelter and Refineries							
Zinc (Note 1)	tonnes	394	290	362	412	413	295
Lead	tonnes	91	55	81	88	84	95
Mine Operations (Note 2)							
Metallurgical coal (Note 3)	tonnes	4,926	6,671	6,889	8,662	10,644	12,000
Zinc	tonnes	763	731	714	665	619	670
Lead	tonnes	151	158	126	125	119	110
Copper	tonnes	176	150	202	176	248	275
Molybdenum	pounds	2,786	2,609	3,836	4,934	11,631	7,200
Gold	ounces	503	553	285	281	261	250

Notes:
(1) The reduction in refined zinc production in the 2005 plan reflects the sale of the Cajamarquilla zinc refinery in Peru at the end of 2004.
(2) Production and sales data for base metals refers to metals contained in concentrate.
(3) Coal production represents a 43.4% (41% in 2003) effective interest comprising Teck Cominco's 38% (35% from March 31, 2003 to March 31, 2004) direct interest in the Elk Valley Coal Partnership plus its 5.4% indirect interest (6% in 2003) through its investment in the Fording Canadian Coal Trust.



Elk Valley Coal Partnership (43.4%)

Elk Valley Coal operates six metallurgical coal mines. Five of the mines are in southeastern British Columbia, and one is in western Alberta. Elk Valley Coal is the second largest seaborne exporter of metallurgical coal in the world, with annual production capacity expected to reach 28 million tonnes in 2005.

The Elk Valley Coal Partnership was formed in March 2003, with Teck Cominco initially owning 35% and Fording Canadian Coal Trust 65%. Under the terms of the Partnership Agreement, Teck Cominco could increase its interest by up to 5% if the Partnership achieved certain specified synergies by March 31, 2007.

Following the issue of the opinion of the independent expert engaged to assess the synergies of Elk Valley Coal for the coal year ended March 31, 2004, the company and Fording Canadian Coal Trust, which owns the balance of the partnership interest, reached agreement in July 2004 on the synergies realized and the resulting adjustments to partnership interests. Teck Cominco's 35% interest was increased by 3% effective April 1, 2004, and will be increased by an additional 1% on April 1, 2005 and on April 1, 2006, bringing Teck Cominco's total direct interest in Elk Valley Coal to 40%. Including the company's holding of 4.3 million units, or 8.8% interest in the Fording Canadian Coal Trust, the company's direct and indirect interest in Elk Valley Coal was 43.4% effective April 1, 2004.

The expectation of continued strong coal markets led to a decision in March to proceed with development of the Cheviot Creek pit which is located about 20 kilometres south of the Cardinal River coal plant. The capital cost of the project is estimated at $120 million. This entails building a 20 kilometre haul road, developing the Cheviot Creek pit, refurbishing the coal plant, and purchasing additional pit equipment. Clean coal production from Cheviot Creek began in October 2004 and the planned 2.8 million tonnes per year rate is expected to be achieved in the third quarter of 2005.

A number of environmental organizations have applied to the Federal Court challenging certain federal authorizations that the project has received and seeking a further environmental assessment of the project. The

Coal Operations, B.C. and Alberta, Canada

(100%)	2002	2003	2004
Coal production (000's tonnes)			
Elk Valley Coal (Note)	–	18,406	24,889
Elkview	5,547	824	–
Bullmoose	2,203	479	–
Coal sales – company's effective share (000's tonne)	6,617	9,997	10,706
Operating expenses (Cdn$/tonne)			
Cost of product sold	27	28	26
Transportation and other	25	25	29
Capital expenditures* ($ millions)	11	15	43
Company's share of operating profit ($ millions)	112	91	125

Note: Coal production from the Elk Valley Coal Partnership includes the company's 35% direct interest plus its 6% indirect interest through its investment in the Fording Canadian Coal Trust for 2003. On April 1, 2004, the direct interest was increased to 38% and the indirect interest decreased to 5.4% for a total of 43.4%.

** Sustaining capital expenditures excluding production capacity expansion costs.*



Federal Court is expected to hear the applications in June 2005. In addition, an individual appealed certain provincial approvals in connection with the project. The Environmental Appeal Board heard the appeal in mid-January 2005 and the parties are awaiting a decision.

Plant expansion commenced in the fourth quarter to expand the Fording River operation from an annual rate of 9.5 to 10.5 million tonnes. This will require new equipment and some de-bottlenecking in the coal plant. A new large electric cable shovel, which was purchased earlier in the year to replace smaller shovels, will ensure that excavator capacity is available for the increased production rate. The mine is expected to reach the higher production rate during the third quarter of 2005.

Production at the Elkview mine will be increased from the current 6.0 million tonne level to 7.0 million tonnes by 2007. The expansion is supported by two of the world's largest steel producers, Nippon Steel of Japan and POSCO of Korea. Both steel producers propose to gradually increase their individual coal purchases from Elk Valley Coal to an aggregate of 6.25 million tonnes per year under a ten-year sales contract. Further, Nippon and POSCO would each pay US$25 million to acquire a 2.5% equity interest in the Elkview mine. The proceeds will pay for the additional equipment required for the expansion.

Coal sales by Elk Valley Coal totalled 25 million tonnes in 2004. Teck Cominco's share of the operating profit totalled $125 million compared with $73 million from coal operations in 2003. The increase was due mainly to a higher realized coal price, partially offset by the weaker U.S. dollar and higher transportation costs, as well as the increased ownership interest in Elk Valley Coal commencing April 1, 2004.

Substantially all of the hard coking coal sales for the 2005 coal year beginning April 1, 2005 have been contracted at an average price of US$125 per tonne on an FOB west coast port equivalent basis. The expansions noted above should see Elk Valley Coal increase its annual production from the 2004 level of 25 million tonnes to 28 million tonnes in 2005 and ultimately to 30 million tonnes by 2007. The rail rates being charged by CP Rail for the coal being moved from the five B.C. mines to west coast ports are the subject of various legal proceedings. The parties are in discussions aimed at settling the dispute. Regardless of the outcome rail rates are expected to increase in 2005.



Red Dog (100%)

The Red Dog mine in northwest Alaska is the largest zinc mine in the world and is operated by Teck Cominco under an agreement with NANA Regional Corporation Inc., an Alaskan Native corporation.

The mine produced 554,000 tonnes of zinc and 117,000 tonnes of lead in concentrates in 2004, slightly less than in 2003 because excessive process pipe scaling during the first quarter restricted throughput.

The mine continued to focus on improving operational efficiency. Recommendations from an energy audit were implemented in the year and electricity consumption was reduced by about 5% at the mine and 30% at the port.

Concentrator process enhancements included the installation of a more advanced air dispersion system on zinc flotation columns, "expert system" control equipment on the grinding and flotation circuits and cameras to control flotation reagent additions. The Environmental Management System was certified compliant with the ISO 14001 standard.

Operating profit increased to $207 million from $42 million in 2003 primarily due to higher prices for zinc and lead, higher zinc sales volumes, as well as more favourable smelter base treatment charges.

Production in 2005 is estimated to be 578,000 tonnes of zinc and 105,000 tonnes of lead in concentrates. Site operating costs are expected to increase slightly due mainly to higher energy costs, partially offset by energy reduction initiatives.

Capital expenditures planned for 2005 include $6 million for mobile equipment and $14 million on infrastructure.

Pend Oreille (100%)

The Pend Oreille mine, located in northeastern Washington State, commenced production in 2004 and achieved commercial production in the third quarter. Production in 2005 is estimated to be 50,000 tonnes of zinc in concentrate and 8,000 tonnes of lead in concentrate, with operations at design rates. The concentrate will be hauled by truck to the Trail smelter, 80 kilometres away.

Red Dog Mine, Alaska, U.S.A.

100%	2002	2003	2004
Tonnes mined (000's)	7,257	6,450	6,345
Tonnes milled (000's)	3,166	3,154	2,948
Zinc grade (%)	21.1	21.7	22.0
Lead grade (%)	5.4	6.2	6.0
Zinc recovery (%)	85.1	84.6	85.6
Lead recovery (%)	60.2	63.8	65.9
Zinc production (000's tonnes)	578.4	579.3	554.2
Lead production (000's tonnes)	107.9	124.9	117.0
Zinc sales (000's tonnes)	586.3	566.5	661.2
Lead sales (000's tonnes)	113.0	124.4	126.8
Capital expenditures ($ millions)	16	7	19
Operating profit (loss) ($ millions)	(36)	42	207



COPPER

Highland Valley Copper (97.5%)

Teck Cominco purchased an additional 33.6% interest in the Highland Valley Copper mine in the first quarter, increasing its interest from 63.9% to 97.5%. The mine, located southwest of Kamloops, British Columbia, is among the world's largest-tonnage copper mining and milling operations.

The mill achieved record throughput of 51 million tonnes in 2004 or 138,300 tonnes per day. Copper production totalled 375 million pounds despite a copper ore grade of 0.38% copper, the lowest ever since commencement of production. Higher grade molybdenum and modifications to the molybdenum separation circuit, which improved the recovery rate from 75% to over 90%, resulted in a record 10.7 million pounds of production in the year.

The mine achieved its best-ever annual safety record. The improvement in safety performance was reflected in a record low disability injury frequency of 0.5 and a severity of 4.6 for every 200,000 hours worked, compared with a 19 year average of 1.4 and 27.0 respectively.

A new three-year collective agreement, which expired on September 30, 2003, was concluded with the United Steel Workers of America in early 2004.

Highland Valley generated a record operating profit of $431 million, far exceeding the 2003 operating profit of $56 million. This was a result of significantly higher copper prices, record molybdenum production and exceptionally high molybdenum prices which averaged US$19 per pound.

Production in 2005 is projected to be 409 million pounds of copper, or 34 million pounds more than in 2004 because of a higher head grade. Molybdenum production is expected to decrease to 5.0 million pounds due to a lower head grade.

Capital expenditures for 2005 are planned at $22 million, including the purchase of five new 240-tonne haulage trucks and mine support and service equipment.

A new mine plan is being developed that would involve expanding the Valley pit to the east and salvaging ore from the west wall of the Lornex pit. These extensions are dependent on finding solutions to some challenging pit wall stability concerns. The price of copper will also be a factor. A final decision will be made before the end of 2006, and if it is positive, mine life would be extended by four years to 2013.

Highland Valley Copper Mine, B.C., Canada

100%	2002	2003	2004
Tonnes mined (000's)	75,982	67,494	65,837
Tonnes milled (000's)	49,868	49,030	50,623
Copper grade (%)	0.410	0.393	0.384
Copper recovery (%)	88.7	88.5	87.7
Copper production (000's tonnes)	181.3	170.4	170.3
Copper sales (000's tonnes)	179.7	168.7	156.1
Molybdenum production (million lb.)	5.4	7.3	10.7
Capital expenditures ($ millions)	8	7	4
Company's share of operating profit ($ millions) (Note)	35	56	431

Note: Operating profit represents the company's 63.9% share in the mine in 2002 and 2003. Commencing March 1, 2004, the company increased its interest to 97.5% and consolidated 100% of the mine's operating profit with a 2.5% minority interest.



Antamina (22.5%)

Located in the north central Peruvian Andes near Huaraz, the Antamina mine and the port facilities at Huarmey is a joint venture between Teck Cominco (22.5%), BHP Billiton (33.75%), Noranda (33.75%) and Mitsubishi (10%).

Increases in productivity were achieved as a result of a comprehensive employee training program, as the employees gained operating experience at a relatively new mine. The number of expatriates declined from 66 to 28 and further reductions are expected.

Sediment removal from the pit was completed in early May, releasing large tonnages of copper-only ore with favourable milling characteristics which resulted in increased throughput and recovery rates. Mill throughput in 2004 averaged a record 85,000 tonnes per day, compared with 72,000 in 2003. The mine produced a record 798 million pounds of copper in concentrate as well as 419 million pounds of zinc in concentrate in 2004.

The company's share of operating profits of $184 million in 2004 increased significantly from the previous year due mainly to higher copper production and higher copper prices, partially offset by lower zinc production. Antamina's operating results were consolidated commencing July 2003 and equity-accounted prior to that date.

A program of infill drilling and analysis to facilitate better short and long-term mine planning and to enhance the accuracy of the current reserve model is progressing on schedule. The drilling program was completed in September and preliminary evaluation of the results supports previous resource estimates. The results of the drilling program will be incorporated into a new reserve model to be completed by mid 2005.

Production of copper and zinc in 2005 will be similar to 2004 levels while molybdenum production is expected to increase with higher grades and recoveries.

Sustaining capital expenditures in 2005 are estimated to be $65 million, including $20 million for the continuing construction of the tailings dam and $5 million for additional haulage trucks.

Antamina Mine, Ancash, Peru

100%	2002	2003	2004
Tonnes milled (000's)	26,748	26,412	31,255
Copper grade (%)	1.37	1.19	1.34
Zinc grade (%)	1.19	1.86	0.97
Copper recovery (%)	88.1	80.9	87.3
Zinc recovery (%)	82.7	78.9	73.8
Copper production (000's tonnes)	330.7	252.4	362.1
Zinc production (000's tonnes)	230.7	362.7	190.1
Molybdenum production (000's pounds)	1,631	1,165	7,905
Copper sales (000's tonnes)	350.0	260.8	341.3
Zinc sales (000's tonnes)	250.6	349.7	181.5
Capital expenditures ($ millions)	78	51	39
Company's share (22.5%) of operating profit ($ millions)	–	26	184
Equity earnings (22.5%)	17	10	–



GOLD

Hemlo Mines (50%)

Teck Cominco and Barrick Gold Corporation jointly own and operate the Williams and David Bell gold mines located in the Hemlo area of northern Ontario.

The Williams mill, which processes ore from the David Bell and Williams underground mines and the Williams open pit, achieved record throughput of 3,662,000 tonnes in 2004 or 10,005 tonnes per day. Gold production was lower than the previous year due to declining ore grades.

Production tonnage from the Williams underground mine increased by 5%, but the grade was substantially lower due to ground problems restricting access to high grade areas. The paste backfill system installed in 2003 has provided production flexibility and made it possible to mine the higher tonnage. A pushback in the pit, started in the second quarter, enabled ore production at a rate similar to that achieved in 2003, but at a lower grade.

Underground access to high grade stopes at the David Bell mine was also restricted due to ground problems. A change to the lower-cost Alimak mining method in certain areas of the mine and the installation of a paste backfill plant in late 2004 is expected to help improve productivity.

The unionized workers at the David Bell mine accepted a new three-year contract, effective October 31, 2004.

Operating profit of $32 million in 2004 was slightly higher than 2003 due to higher U.S. dollar gold prices, largely offset by the impact of a weaker U.S. dollar and lower gold production.

Hemlo gold production in 2005 is expected to be slightly below 2004 levels as high grade areas of the Williams underground mine continue to be depleted. Operating costs are expected to be similar to 2004, as rising energy and supply costs will be offset by workforce reductions made over the last year.

Hemlo Mines, Ontario, Canada

100%	2002	2003	2004
Tonnes milled (000's)	3,458	3,576	3,662
Grade (grams/tonne)	5.1	4.9	4.5
Mill recovery (%)	94.7	95.0	94.0
Production (000's ozs)	538	536	495
Cash operating cost per oz (US$)	222	239	266
Capital expenditures ($ millions)	20	28	27
Company's share (50%) of operating profit ($ millions)	20	30	32


TECKCOMINCO

Trail Smelter and Refineries (100%)

Teck Cominco's metallurgical operations at Trail, B.C. constitute one of the world's largest lead and zinc smelting and refining complexes. The fully integrated process at Trail operations also produces a wide variety of specialty metals and chemicals.

A strong focus on operating performance and productivity resulted in several production records and generated significant returns in 2004. Refined zinc production was 296,000 tonnes, which represents the best-ever year of refined zinc production, exceeding the previous record of 288,000 tonnes set in 1999.

Refined lead production, at 84,300 tonnes, was impacted by a boiler explosion in the Kivcet furnace in February and a subsequent fire in the lead refinery. The furnace resumed operation in early March and since then has averaged throughput of 1,356 tonnes per day with an on-line time of 93.8%, setting record performance levels.

Other production milestones in 2004 include record production of silver, indium and germanium, and record treatment of residues from historic stockpiles.

A four-week shutdown for the Kivcet lead smelter is scheduled in March 2005 to allow for major maintenance and upgrades.

Operating profit from metals operations in 2004 improved by $100 million over the previous year, due mainly to higher zinc and lead prices and increased profitability from precious metals production and specialty metals operations.

Trail's four-year labour contracts with two local unions of United Steelworkers will expire on May 31, 2005.

Trail Smelter and Refineries, B.C., Canada

100%	2002	2003	2004
Zinc production (tonnes)	269,000	283,100	296,000
Lead production (tonnes)	80,700	87,800	84,300
Zinc sales (tonnes)	275,300	288,400	295,500
Lead sales (tonnes)	78,400	83,700	82,100
Silver production (000's ozs)	17,700	18,300	19,700
Indium production (kilograms)	30,600	36,100	41,800
Capital expenditures ($ millions)	65	40	24
Surplus power sold (gigawatt hrs)	683	769	957
Power price (Cdn$/megawatt hr)	37	51	57
Operating profit (loss) ($ millions)			
Metal operations	13	(2)	98
Power sales	6	26	37

Trail Power (100%)

Teck Cominco owns the Waneta hydroelectric dam which was built in 1954, located ten kilometres south of Trail close to the border with the United States. The company also owns a 15-kilometre transmission line from Waneta to the United States power distribution system. The Waneta dam is one of several hydroelectric generating plants in the region. The operation of these plants is coordinated through contractual arrangements under which Teck Cominco receives approximately 2,690 GW.h of power per year, regardless of water flow available for power generation.

The year saw the continuation of a $41 million project to upgrade the remaining three of the four generating units at the Waneta dam, which will result in an increase in capacity from 400 MW to 475 MW. The upgrade for two of the three units was completed in 2003 and design of the third unit commenced in 2004. The current capacity of the Waneta dam is 450 MW. A three-year, $40 million modernization of the company's interconnection to the provincial transmission grid was also completed in 2004. This project involved the replacement of two major switching stations with a single new one and the replacement and reduction of a number of transmission lines.

Operating profit of $37 million was significantly higher than the previous year as a result of higher power prices, as well as sales volumes which were 24% higher than 2003.

DEVELOPMENT PROJECT

Pogo Project (40%)

Teck Cominco holds a 40% interest in and is the manager of the Pogo gold project. Subsidiaries of Sumitomo Metal Mining (51%) and Sumitomo Corp. (9%) hold the remaining interests. The property is located in central Alaska, some 85 miles southeast of Fairbanks, and hosts a high grade gold deposit. Construction of a 2,500-tonne per day underground mine and mill is well advanced.



In mid-March 2004, the U.S. Environmental Protection Agency (EPA) issued the key remaining permit, the National Pollutant Discharge Elimination System permit, which regulates the discharge of water from the facility to the Goodpaster River. An Alaskan environmental group filed an appeal with the EPA and this necessitated the termination of construction activities. Negotiations with the environmental group and the EPA were undertaken over the following weeks and the appeal was subsequently withdrawn. The EPA then issued the permit on May 7, 2004 and construction resumed.

Construction activities were suspended for nine days in late June because of a major forest fire. A 49 mile all-season access road was completed in September and by year end the mill building was enclosed. This will allow construction work to continue indoors during the harsh winter months. The underground mine contractor started mobilization in December and is scheduled to complete about 12,000 feet of development work and installation of the underground ore conveyor by the end of August in 2005. First gold production is expected in the first quarter of 2006, and the mine should be operating at full capacity by the end of the second quarter 2006, after a ramp-up period.

Construction cost, including escalation, owner's contingency and the effect of construction delays, was originally estimated to be $298 million. It is now estimated to be approximately $320 million, due to higher than expected fuel and steel prices and equipment and field costs.



GLOBAL DEMAND FOR ZINC


million tonnes
12
10
8
6
4
2
0
1980
1983
1986
1989
1992
1995
1998
2001
2004

Source: International Lead & Zinc Study Group (ILZSG)

Rest of World
China

GLOBAL DEMAND FOR COPPER


million tonnes
18
15
12
9
6
3
0
1980
1983
1986
1989
1992
1995
1998
2001
2004

Source: International Copper Study Group (ICSG)

Rest of World
China

COMMODITIES IN GENERAL

Improvement in demand and prices of all Teck Cominco products continued in 2004. Realized prices of US$1.35 a pound for copper, US$19 a pound for molybdenum and US$406 an ounce for gold were particularly strong, as were those for indium and germanium from our Trail refinery, at US$625 and US$322 per kilogram respectively. Zinc improved to US$0.48 a pound, and contracts for coal for the coming year are at record prices.

As noted in last year's annual report, China has become a major factor in demand for mineral commodities. Its consumption of copper has tripled and zinc has quadrupled over the last ten years to 20% and 23% of global demand. Its growing production of steel resulted in it becoming a significant importer of metallurgical coal for the first time in 2004.

As the charts for copper and zinc illustrate, there was an increasing rate of growth in global demand over the last ten years. With the intensity of use, or consumption per capita, in both China and India still well below that of the rest of the industrialized world, and with their large populations, there is reason for optimism that the recent increase in global demand growth will be sustainable.


ZINC PRICE AND INVENTORY (LME)
US Cents/lb
Thousands Metric Tonnes
60¢
50¢
40¢
30¢
850
600
350
100
Cash Price
Inventory
2000
2001
2002
2003
2004
Source: London Metals Exchange (LME)


COPPER PRICE AND INVENTORY (LME)
US Cents/lb
Thousands Metric Tonnes
150¢
130¢
110¢
90¢
70¢
50¢
1,200
960
720
480
240
0
Cash Price
Inventory
2000
2001
2002
2003
2004
Source: London Metals Exchange (LME)


GOLD AVERAGE PRICE (LONDON P.M. FIX)
US $/oz
$500
$400
$300
$200
2000
2001
2002
2003
2004
Source: London Bullion Market Association (LBMA)

ZINC

Global zinc consumption grew by 6% in 2004. China and the United States both increased by 11% over the previous year, Asia by 7% and Europe by only 1%.

Inventories of zinc on the London Metal Exchange (LME) fell by 111,000 tonnes or 15% during the year, despite deliveries of 263,000 tonnes of previously-unreported stocks to the Exchange. Total refined inventories (LME, Producer, Consumer and Merchant) fell to seven weeks of Western world consumption at year end.

The LME price of zinc averaged US$0.48 a pound in 2004, increasing over the year to US$0.53 a pound at year end.

China in 2004 has for the first time become a net importer of zinc as a result of strong domestic consumption. The outlook for zinc price remains positive, with world metal demand expected to continue to exceed supply.

COPPER

Global copper consumption grew by 5.7% in 2004, with that in the United States increasing by 7% after three years of decline. Asian consumption increased by 6.8%, China by an estimated 5% and Western Europe fell 1%.

Inventories of copper in the LME, COMEX and Shanghai warehouses fell by 684,000 tonnes in 2004, and stocks are now below what is considered to be a critical level throughout the world.

The LME price of copper averaged US$1.30 a pound in 2004, increasing over the year to US$1.45 a pound at year end.

The higher price has allowed the restart of much of the mine production that was closed or cut back in prior years due to poor economics, and this added close to one million tonnes to supply in 2004. The bottleneck in supply is now insufficient smelter capacity which, combined with low inventories, is expected to support copper prices in the near term.



COAL

Hard coking coal markets remained very tight through 2004 due to the ongoing increased demand from the global steel industry. Contributing to a constrained supply situation were Australian production problems and Elk Valley Coal's weather-related shipping delays in the first quarter.

Over the past few years, China has reversed its position from a net exporter of hard coking coal to a net importer, while at the same time China's exports of coke to the steel industry have been subject to fluctuation. The global steel industry has responded by planning significant additions to future domestic coke production capacity to replace Chinese coke imports. This should increase global seaborne demand for hard coking coal from producers such as Elk Valley Coal.

Price negotiations for the 2005 coal year (April 1, 2005 – March 31, 2006), concluded at the end of 2004, reflected the tight market conditions. Substantially all of Elk Valley Coal's hard coking coal settlements were concluded at US$125/tonne FOB Roberts Bank terminal for the 2005 coal year. After accounting for other lower quality product sales such as thermal and PCI coal, and as some contracts are based on time periods other than the coal year, the weighted average coal price for the 2005 coal year is expected to be approximately US$122/tonne, up about 130% from 2004 coal year prices.

During the year, the trend strengthened towards steel producers signing long-term contracts and/or purchasing equity interests in coal producers in order to secure additional supplies to meet their future needs, for example Elk Valley Coal's proposed sale of a 5% equity interest in the Elkview mine to Nippon Steel and POSCO for US$50 million and new 10-year contracts.

The higher coal prices are serving to attract new supply to the market, with major producers announcing plans for capacity increases. However, it is uncertain when the metallurgical coal markets can be brought back into balance.

GOLD

London spot gold averaged US$409 an ounce in 2004, up from US$363 in 2003, and was US$440 an ounce at year end.

The main factors in the increase were the continuing weakening of the U.S. dollar and producer de-hedging, which is estimated to have risen by 50% in 2004 to over 400 tonnes. Mine production is estimated to have fallen by 4% or 110 tonnes, its largest decline since the 1940's.

Jewellery fabrication rose by 4% in 2004, with the largest increases in India, Turkey and China, and demand from the electronics industry was up by 8%.

Investment in gold rose by 33% to 245 tonnes, driven in part by the Exchange Traded Funds (ETF's) in the United States and elsewhere.

OTHER PRODUCTS

Teck Cominco's Trail refinery is the world's largest producer of indium, with sales of 41 tonnes in 2004. The price of indium, used in flat panel displays, increased by 270% to an average of US$625 per kilogram during the year.

The Trail refinery is also the world's largest producer of germanium, used in fibre optics, polethylene terepthalate (PET) catalysts and infrared applications. The germanium price increased by 21% to an average of US$322 per kilogram in 2004.

JOHN G. TAYLOR
Senior Vice President, Finance and Chief Financial Officer



HOWARD C. CHU
Controller



FINANCIAL REVIEW

Net earnings for the year ended December 31, 2004 were $617 million, or $3.18 per share, compared with restated net earnings of $134 million or $0.71 per share in 2003, and restated net earnings of $13 million or $0.06 per share in 2002.

Net earnings in 2004 included a $52 million after-tax loss from the writedown of the investment in Sons of Gwalia, while net earnings in 2003 included an after-tax gain of $41 million on the sale of the Los Filos gold property.

The significantly higher earnings in 2004 were due mainly to high commodity prices, with prices of copper, zinc, lead, molybdenum, gold and coal all surpassing the averages of the preceding two years. Partially offsetting the effect of higher metal prices was a weaker U.S. dollar. The company's realized Canadian/U.S. dollar exchange rate including hedging gains was 1.32, compared with 1.45 in 2003 and 1.57 in 2002.

In addition to higher commodity prices in 2004, increased production of coal and copper also contributed to the record earnings. The formation of the Elk Valley Coal Partnership in early 2003 raised the company's direct share of coal production from 6.9 million tonnes in 2002 to 7.6 million tonnes in 2003 and 9.3 million tonnes in 2004. Total copper production also increased as a result of the company acquiring an additional 34% interest in Highland Valley Copper in the first quarter, and the increased copper production from the company's 22.5% interest in Antamina compared with the previous two years.

FINANCIAL DATA

($ millions, except per share data)	2004	2003	2002
Earnings and Cash Flow			
Net earnings	$ 617	$ 134	$ 13
Cash flow from operations	$ 1,143	$ 314	$ 185
Earnings per share	$ 3.18	$ 0.71	$ 0.06
Diluted earnings per share	$ 2.99	$ 0.68	$ 0.06
Dividends per share	$ 0.30	$ 0.20	$ 0.20
Capital expenditures	$ 216	$ 158	$ 177
Investments	$ 132	$ 297	$ 18
Balance Sheet			
Total assets	$ 6,059	$ 5,375	$ 5,066
Long-term debt	$ 627	$ 1,045	$ 933
Shareholders' equity	$ 3,221	$ 2,427	$ 2,454
Net debt to net debt plus equity	N/A	29%	26%
Shares outstanding (millions)	201.4	186.5	184.5

Cash flow from operations, before changes to non-cash working capital items, was $1.1 billion compared with $314 million in 2003 and $185 million in 2002. The increase in cash flow from operations in the last two years was due mainly to rising commodity prices, partially offset by the effects of a weaker U.S. dollar. The most significant increases came from copper and zinc operations, with price increases for copper and zinc as well as by-products.

At December 31, the company had a cash balance of $907 million against debt of $665 million. At the beginning of the year, the amount of debt net of cash was $1.01 billion or 29% of net debt plus equity.

REVENUES

Revenues are affected by sales volumes, commodity prices and currency exchange rates. Comparative data for each operation on production and sales as well as revenues and operating profits are presented in the tables on pages 28 and 29. Realized commodity prices and Canadian/U.S. dollar exchange rates are presented in the table on this page.

Revenues from operations were $3.4 billion compared with $2.2 billion in 2003 and $2.0 billion in 2002. Major revenue increases in 2004 over 2003 included approximately $700 million from copper and molybdenum sales, $400 million from zinc mining and refinery operations, and $100 million from coal operations. The significant increase in revenues in 2004 was due mainly to higher commodity prices. Other reasons for the increase were higher coal sales volumes, the purchase of an additional 34% interest in Highland Valley Copper in the first quarter of 2004 and the change-over from equity accounting to consolidation of Antamina results on July 1, 2003.

The revenue increase of $186 million in 2003 over 2002 was due mainly to increased revenues from copper and coal operations resulting from higher copper prices and coal sales volumes.

COSTS AND EXPENSES

General, administration and marketing expense was $68 million in 2004 compared with $55 million in 2003 and $56 million in 2002. Major increases over 2003 were stock-based compensation expense, recognized under the newly-adopted accounting standard, and bonus expenses.

Interest expense of $61 million in 2004 was $4 million lower than the previous year due mainly to decreasing debt balances in the year and the translation of U.S. dollar interest expense at more favourable U.S. dollar exchange rates. The interest expense of $65 million in 2003 was higher than $60 million in 2002 due mainly to debt increases in the year, with the consolidation of $360 million of the Antamina project debt on July 1, 2003 and the $250 million debt increase upon the formation of Elk Valley Coal in the first quarter. The increased interest expense from higher debt balances was largely offset by the effect of lower interest rates, a more favourable U.S. dollar exchange rate, and gains from interest rate swaps.

Exploration expense was $42 million in 2004, compared with $30 million in 2003 and $34 million in 2002. The higher exploration expense is a reflection of the company's increased commitment to exploration. Some of the exploration successes have resulted in major gains on disposition of mineral properties, such as the gain on sale of the Los Filos gold property in 2003. Exploration expenditures in 2004 included $26 million or 62% of total expenditures on gold and copper projects, $3 million on zinc, $8 million on nickel and poly-metallic projects and $5 million on diamond projects. Of the total expenditures of $42 million, approximately 24% was spent in Canada and 16% in Mexico, with the remaining expenditures incurred mostly in Peru, Chile, Australia and the United States.

Other income of $24 million included income from the Fording Canadian Coal Trust of $13 million, gain on sale of investments of $25 million and a number of miscellaneous income items, offset by $26 million of asset retirement obligations on closed properties and miscellaneous expenses.

Income taxes of $305 million represent a 34% composite tax rate for the company's income from various jurisdictions. This composite tax rate is significantly lower than the Canadian statutory tax rate of 42% due to the lower tax rates applied on income earned in foreign jurisdictions. The composite tax rate increased from 30% in 2003 to 34% in 2004 because a significantly larger proportion of the company's income in 2004 was earned in Canada.

REALIZED METAL PRICES AND EXCHANGE RATE

(after the effect of hedging)	**2004**	2003	2002
Zinc (US$/pound)	**0.48**	0.38	0.35
Copper (US$/pound)	**1.35**	0.85	0.71
Lead (US$/pound)	**0.40**	0.26	0.20
Molybdenum (US$/pound)	**19**	5	4
Gold (US$/ounce)	**406**	359	314
Coal (US$/tonne)	**52**	45	44
Canadian/U.S. exchange rate (US$1 = Cdn$)	**1.32**	1.45	1.57

Years ended December 31		Production			Sales		
		2004	2003	2002	**2004**	2003	2002
REFINED METALS							
Zinc (thousand tonnes)	Trail	**296**	283	269	**296**	288	275
	Cajamarquilla (Note 5)	**117**	129	93	**117**	131	98
		413	412	362	**413**	419	373
Lead (thousand tonnes)	Trail	**84**	88	81	**82**	84	78
Surplus Power (GW.h)	Trail	**–**	–	–	**957**	769	683
MINE OPERATIONS							
Zinc (thousand tonnes)	Red Dog	**554**	579	578	**661**	567	586
	Antamina	**43**	82	52	**41**	79	56
	Pend Oreille	**17**	–	–	**17**	–	–
	Other	**5**	4	84	**5**	36	111
		619	665	714	**724**	682	753
Copper (thousand tonnes)	Highland Valley (Note 3)	**158**	109	116	**140**	108	115
	Antamina	**82**	57	75	**77**	59	79
	Louvicourt	**8**	10	11	**8**	10	11
		248	176	202	**225**	177	205
Lead (thousand tonnes)	Red Dog	**117**	125	108	**127**	124	113
	Pend Oreille	**2**	–	–	**3**	–	–
	Polaris	**–**	–	18	**–**	7	28
		119	125	126	**130**	131	141
Molybdenum (thousand pounds)	Highland Valley	**9,853**	4,672	3,469	**10,130**	4,481	3,316
	Antamina	**1,778**	262	367	**903**	361	296
		11,631	4,934	3,836	**11,033**	4,842	3,612
Gold (thousand ounces)	Hemlo	**247**	268	269	**246**	268	269
	Other	**14**	13	16	**13**	13	16
		261	281	285	**259**	281	285
Coal (Note 2) (thousand tonnes)	Elk Valley Coal	**9,277**	6,442	–	**9,333**	7,254	–
	Elkview and Bullmoose	**–**	1,116	6,889	**–**	1,500	6,617
		9,277	7,558	6,889	**9,333**	8,754	6,617

Notes:

(1) *The above production and sales volumes refer to the company's share.*

(2) *Results of the Elk Valley Coal Partnership represent the company's 35% direct interest in the Partnership commencing March 1, 2003 and 38% commencing April 1, 2004. Elkview's results in 2003 represent two months of operation ended February 28, 2003. The Bullmoose mine was shut down at the end of March 2003.*

(3) *The company owns 97.5% of Highland Valley Copper since March 1, 2004 and 63.9% prior to that date.*

(4) *Production and sales volumes of base metal mines refer to metals contained in concentrate.*

(5) *Cajamarquilla zinc refinery was sold in December 2004.*

REVENUE AND OPERATING PROFIT AFTER DEPRECIATION

($ in millions)	Operating Profit			Revenue			Depreciation and Amortization		
	2004	2003	2002	2004	2003	2002	2004	2003	2002
Zinc									
Trail (including power sales)	$ 135	$ 24	$ 19	$1,006	$ 800	$ 769	$ 47	$ 46	$ 42
Red Dog	207	42	(36)	626	408	382	63	65	71
Pend Oreille	(4)	–	–	17	–	–	5	–	–
Polaris	–	–	2	–	22	80	–	1	11
Inter-segment sales and other	1	–	6	(108)	(86)	(62)	–	–	–
	339	66	(9)	1,541	1,144	1,169	115	112	124
Copper									
Highland Valley Copper	431	56	35	748	270	251	57	35	37
Antamina	184	26	–	318	100	–	41	20	–
Louvicourt	13	1	(3)	34	24	26	9	10	13
	628	83	32	1,100	394	277	107	65	50
Gold									
Hemlo	32	30	20	142	143	133	22	19	16
Coal									
Elk Valley Coal	125	73	–	645	450	–	31	25	–
Elkview	–	14	88	–	65	387	–	2	16
Bullmoose	–	4	24	–	32	76	–	–	–
	125	91	112	645	547	463	31	27	16
TOTAL	$1,124	$270	$155	$3,428	$2,228	$2,042	$275	$223	$206

Notes:

(1) Operating profit and revenue are segregated by operations. Results of operations at Red Dog include by-product sales of lead. Similarly, results of operations at Antamina include by-products of zinc and molybdenum, and those at Highland Valley Copper include by-product molybdenum. Results of operations at Trail include by-products indium, germanium, gold, silver, fertilizers and surplus power sales.

(2) Antamina results were proportionately consolidated commencing July 1, 2003 and equity accounted prior to that date.

(3) Results of the Elk Valley Coal Partnership represent the company's 35% direct interest in the Partnership commencing March 1, 2003 and 38% commencing April 1, 2004. Elkview's results represent two months of operation ended February 28, 2003. The Bullmoose mine was shut down at the end of March 2003.

(4) Highland Valley Copper results were consolidated commencing March 1, 2004, with minority interests of 2.5% interest. Prior to March 1, 2004, the company had proportionately consolidated 63.9% of Highland Valley Copper.

(5) Depreciation and amortization are deducted in calculating operating profit.

(6) Prior year numbers have been restated due to the adoption of new accounting standards.


OPERATING PROFIT BEFORE DEPRECIATION
$millions
1,600
1,200
800
400
0
1,399
594
493
376
361
2000
2001
2002
2003
2004
Coal
Zinc
Refining
Copper
Gold


OPERATING PROFIT AFTER DEPRECIATION
$millions
1,200
800
400
0
1,124
364
270
234
155
2000
2001
2002
2003
2004
Coal
Zinc
Refining
Copper
Gold


LONG-TERM DEBT & TOTAL CAPITALIZATION
$millions
6,000
4,000
2,000
0
4,526
4,558
4,498
4,735
5,351
875
1,005
933
1,045
627
2000
2001
2002
2003
2004
Long-Term Debt
Total Capitalization

FINANCIAL POSITION AND LIQUIDITY

Operating Cash Flow

Cash flow from operations before changes to non-cash working capital items was $1.1 billion for 2004 compared with $314 million a year ago, mainly as a result of higher prices for the company's main products. Other reasons for the significantly higher operating cash flow were the acquisition of an additional interest in Highland Valley Copper, higher coal sales volumes and the consolidation of Antamina's results for a full year in 2004 compared with the last six months in 2003. The operating cash flow of $314 million in 2003 was higher than the $185 million in 2002 due mainly to rising copper and zinc prices in the fourth quarter of 2003, and the consolidation of the Antamina results commencing in the last six months of 2003.

Investing Activities

Capital expenditures in 2004 amounted to $216 million, with $124 million of sustaining capital expenditures and $92 million of development expenditures. The company's share of development expenditures was $67 million on the Pogo gold project and $25 million on the Cheviot Creek coal project. Total capital expenditures in 2003 were $158 million including $45 million on the Pend Oreille zinc project.

The major investment in 2004 was the acquisition of an additional interest in Highland Valley Copper for $80 million, and in 2003 was the investment in the Elk Valley Coal Partnership for $275 million.

Major dispositions were the sale of the Cajamarquilla zinc refinery in 2004 for net proceeds of $156 million, after repayment of debt of $56 million, and the sale of the Los Filos gold project in 2003 for net proceeds of $49 million.

Financing Activities

The company did not draw on any debt facilities in 2004. In 2003, the company drew $250 million on its revolving credit facilities in February to pay for the Elk Valley Coal Partnership transaction.

In 2004, repayment of long-term debt amounted to $124 million, including minimum and accelerated repayments of $60 million on the Antamina project debt. The 2003 long-term debt repayments of $259 million included reductions in the company's revolving bank debt and the Antamina and Cajamarquilla project debts.

In 2004, the company issued 7.6 million Class B Subordinate Voting Shares for $126 million, including $90 million on the exercise of 5.0 million share purchase warrants and $36 million on the exercise of employee and director stock options.

Following a notice of redemption in September 2004, the company issued 7.3 million Class B Subordinate Voting Shares on the conversion of a stated amount at maturity of US$156 million of the convertible debentures due 2006. The redemption and share issue, a non-cash transaction, was not included on the cash flow statement.

Dividends of $60 million paid in 2004 increased from $37 million in 2003 mainly as a result of the company increasing the semi-annual dividend from $0.10 per share to $0.20 per share commencing with the December 2004 payment.

Cash Resources and Liquidity

At December 31, 2004, the company had a cash balance of $907 million against debt of $665 million. This was a significant improvement over the net debt position of $1.01 billion at December 31, 2003.

At December 31, 2004, the company had bank credit facilities aggregating $768 million, 89% of which mature in 2007 and beyond. Unused credit lines under these facilities amounted to $655 million, after issuing letters of credit for $113 million.

Quarterly Earnings and Cash Flow

In the fourth quarter of 2004, revenues from operations were $1.05 billion compared with $716 million in the same period a year ago. Major increases over 2003 were due to higher copper, zinc, coal and molybdenum prices. The additional 34% interest in Highland Valley Copper contributed revenues of $75 million in the fourth quarter.

Net earnings in the fourth quarter of 2004 were $285 million or $1.42 per share compared with net earnings of $104 million or $0.56 per share (as restated) in the fourth quarter of 2003.

($ in millions, except per share information)

	2004			
	Q4	Q3	Q2	Q1
Revenues	$1,051	$925	$777	$675
Operating profit	392	332	221	179
Net earnings	285	120	116	96
Earnings per share	1.42	0.62	0.60	0.51
Cash flow from continuing operations	400	326	235	182
	2003			
	Q4	Q3	Q2	Q1
Revenues	$716	$545	$460	$507
Operating profit	132	62	33	43
Net earnings	104	16	9	5
Earnings per share	0.56	0.08	0.04	0.03
Cash flow from continuing operations	139	79	52	44

The higher earnings in the fourth quarter of 2004 were principally the result of higher prices for the company's products. The average LME prices for copper, zinc and lead were US$1.40, US$0.51, and US$0.43 per pound respectively in the quarter, up 50%, 19%, and 59% from the same period a year earlier. A weaker U.S. dollar partially offset the effect of the higher commodity prices. The company's realized Canadian/U.S. dollar exchange rate including hedging gains was 1.25 in the fourth quarter, compared with 1.39 in the fourth quarter of 2003.

Fourth quarter net earnings in 2004 included gains on disposition of assets of $36 million. Net earnings in the fourth quarter of 2003 included an after-tax gain of $41 million on the sale of the Los Filos gold property.

Cash flow from operations, before changes to non-cash working capital items, was $400 million in the fourth quarter of 2004 compared with $139 million in the fourth quarter of 2003, due mainly to increased operating profits resulting from higher prices for the company's products. In addition to stronger commodity prices, other factors contributing to the higher cash flow included the acquisition of an additional 34% interest in Highland Valley Copper in the first quarter of 2004, increased molybdenum production and the consolidation of Antamina for a full year in 2004 compared with equity-accounting for the first six months' results of Antamina in 2003.

OUTLOOK

Earnings and Cash Flow

The company's share of estimated 2005 production volumes for its major products and some information on production outlook have been disclosed in the Operations section.

Refined zinc production, with the sale of Cajamarquilla in December 2004, will decrease to approximately 295,000 tonnes compared with 413,000 tonnes in 2004.

Coal production in 2005 is expected to increase by 17% over 2004 as a result of the development of the Cheviot Creek pit and the capacity expansion at the Fording River mine. Zinc production is expected to increase at the Pend Oreille mine as the mine has made significant progress to reach design production capacity. Copper production is expected to increase by 10% in 2005, with planned production increases at both the Highland Valley Copper and Antamina mines due to higher copper ore grades. Molybdenum production is expected to decrease at the Highland Valley Copper mine to approximately 5 million pounds in 2005 due to lower molybdenum ore grades. Gold production is expected to be similar to 2004 at around 250,000 ounces.

Metal prices, the main reason for the record earnings of the company in 2004, have remained strong but volatile after the year end due to a number of factors, including strong demand, uncertainty over the U.S. dollar and concern over the world economy. Fluctuations in metal prices will affect the company's earnings, and may result in significant settlement adjustments on outstanding settlements receivable.

Substantially all of Elk Valley Coal Partnership's hard coking coal sales for the 2005 coal year beginning April 1, 2005 have been contracted at an average price of US$125 per tonne. Some of the 2005 calendar year sales will include coal priced at the 2004 coal year prices. As a result of this and other factors, the weighted average price of 2005 calendar year sales is expected to be approximately US$100 per tonne, nearly double the weighted average price of US$52 per tonne in calendar 2004.

Market conditions for the company's main products are discussed in the Markets section.

The Canadian dollar's recent strength against the U.S. dollar will have a negative impact on the company's earnings because the prices of the company's products are denominated in U.S. dollars and a significant portion of the company's operating costs are Canadian dollar based. Metal prices, however, have increased to reflect a weaker U.S. dollar as well as responding to tight market conditions.

To mitigate the impact of fluctuations in metal prices and the Canadian/U.S. dollar exchange rate, the company has made certain forward sales commitments. The outstanding hedge positions are presented in the notes to the financial statements.

While the company benefits from rising commodity prices, the company's operations are facing the impact of rising costs. The prices of fuel, steel, equipment, materials and supplies have been increasing in the last two years. The company will continue to focus on managing its operating costs and to achieve operating efficiencies to mitigate the impact of rising prices on operating costs.

Treatment charges for zinc concentrates are expected to continue to decline in 2005 due to an extremely tight market. While this will negatively impact Trail's operating income, it will result in overall benefit to the company as the company is a net miner of zinc with significant production from Red Dog and Antamina. On the other hand, higher copper prices have resulted in rising mine production with treatment charges increasing to historical levels.

The company's capital expenditures in 2005 are estimated to be $280 million, with $170 million of sustaining capital expenditures and $110 million of development expenditures. The majority of the development expenditures is for the company's share of the Pogo gold project.

EARNINGS SENSITIVITY

(Based on planned 2005 production and after the effect of hedging)

	Change	Estimated Impact on After-tax Earnings
		(Cdn$ millions)
ZINC	US$0.01/lb	$ 11
LEAD	US$0.01/lb	$ 3
COPPER	US$0.01/lb	$ 5
GOLD	US$10/oz	$ 2
COAL	US$1/tonne	$ 6
POWER	US$10/MW.h	$ 7
CDN$/US$	CDN$0.01	$ 12

CONTINGENCIES

Legal Proceedings

On November 11, 2004, the District Court for Eastern Washington State denied a motion by Teck Cominco Metals Ltd. (TCML) to dismiss, for want of jurisdiction, a citizen's suit brought by two members of the Colville Confederated Tribes supported by the State of Washington. TCML has petitioned for appeal of the decision to the 9th Circuit Court of Appeal.

The Colville suit was brought pursuant to Section 310(a)(i) of the U.S. Superfund Statute (CERCLA) to enforce a unilateral administrative order issued by the U.S. Environmental Protection Agency (EPA) purporting to require TCML to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the Upper Columbia River and Lake Roosevelt. The EPA issued the order shortly after breaking off negotiations with the company during which TCML offered to fund human health and ecological studies, at an estimated cost of US$13 million, to address the possible impact of historical discharges from the Trail Metallurgical Operations in British Columbia. Both the Canadian government and the company have the view that the EPA does not have jurisdiction to apply U.S. law in Canada.

The Government of Canada and the Government of the U.S.A. are continuing to pursue a bilateral agreement to facilitate the studies and appropriate remediation to address environmental concerns about the area. Such an agreement could provide a basis under which TCML's offer of funding for this work could be implemented.

There can be no assurance that the offer to fund the studies will resolve the matter, or that TCML or its affiliates will not be faced with liability in relation to this matter. Until studies of the kind described above are completed, it is not possible to estimate the extent and cost, if any, of remediation that may be required.

Competition Investigation

Teck Cominco Metals Ltd., as the marketing agent for Highland Valley Copper Partnership (HVC), has responded to an Order issued by the Federal Court of Canada pursuant to the Competition Act to produce documents relevant to the marketing of custom copper concentrates. The company understands that this is part of an ongoing industry-wide investigation involving major copper concentrate producers commenced in Canada, the United States and Europe to determine whether there is evidence of a cartel agreement and related illegal practices concerning pricing, customer allocation and market sharing in the copper concentrate sector. The company has been advised by the United States Department of Justice that it intends to close its investigation. There can be no assurance that the investigation will not result in further regulatory action against the company or HVC in Canada or elsewhere or that HVC or the company will not face prosecution or liability under the Act otherwise in relation to the investigation. The company can also offer no guidance or assurance as to the course of the ongoing investigation or when the ongoing investigation will be completed. The company is co-operating in the continuing investigation.

Tax Recovery

The company has previously appealed the assessment of mining taxes by the Province of Ontario on gold hedging gains at the Williams mine. In a similar case, the Supreme Court of Ontario has recently ruled that hedging gains are exempt from Ontario mining taxes. The Province of Ontario has sought leave to appeal this ruling to the Supreme Court of Canada. The company is currently assessing the effect of this court ruling and has not recorded any recovery of the disputed amounts pending a possible appeal and the results of discussions with the Province of Ontario. The amount of mining taxes and interest which may be recovered is approximately $16 million.

CONTRACTUAL AND OTHER OBLIGATIONS

The company's contractual and other obligations as at December 31, 2004 are summarized as follows:

($ in millions)	Total	Less than 1 Year	2-3 Years	4-5 Years	More than 5 Years
Long-term debt	$ 665	$ 38	$ 257	$ 76	$ 294
Operating leases	63	19	25	18	1
Road and port lease at Red Dog (Note 1)	756	21	42	42	651
Minimum purchase obligations (Note 2)					
Concentrate and other supply purchases	155	135	5	5	10
Shipping and distribution	132	16	32	32	52
Pension funding (Note 3)	61	48	–	–	–
Other non-pension post-retirement benefits (Note 4)	229	8	16	16	189
Asset retirement obligations (Note 5)	348	35	37	27	249
Other long-term liabilities (Note 6)	68	–	–	–	68

Notes:

(1) *The company leases road and port facilities from the Alaska Industrial Development and Export Authority through which it ships metal concentrates produced at the Red Dog mine. Minimum lease payments are US$18 million per annum and are subject to deferral and abatement for force majeure events.*

(2) *The majority of the company's minimum purchase obligations are subject to continuing operations and force majeure provisions.*

(3) *As at December 31, 2004 the company had a net pension funding deficit of $61 million based on actuarial estimates prepared on a going concern basis. The amount of minimum funding for 2005 in respect of defined benefit pension plans is $48 million. The timing and amount of additional funding after 2005 is dependent upon future returns on plan assets, discount rates, and other actuarial assumptions.*

(4) *The company had a discounted, actuarially determined liability of $229 million in respect of other non-pension post-retirement benefits as at December 31, 2004. Amounts shown are estimated expenditures in the indicated years.*

(5) *The company accrues environmental and reclamation obligations over the life of its mining operations and amounts shown are estimated expenditures in the indicated years. In addition to the above, the company has ongoing treatment and monitoring costs of $2 million per annum for 2005-2030 and $8 million per annum for 2031-2104.*

(6) *Other long-term liabilities include amounts for workers' compensation and severance. There are no minimum payment obligations for these amounts over the next five years.*

CRITICAL ACCOUNTING ESTIMATES

In preparing financial statements management has to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Based on historical experience, current conditions and expert advice, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management's application of accounting policies. Critical accounting estimates are those that affect the consolidated financial statements materially and involve a significant level of judgment by management. Management's critical accounting estimates are applied in the accounting for the impairment of property, plant and equipment and other assets such as investments, restoration and post-closure costs, accounting for income and mining taxes, contingencies and accounting for post-retirement benefits.

Property, Plant and Equipment

The company capitalizes the development costs of mining projects commencing when economically recoverable reserves as shown by an economic study are believed to exist. Upon commencement of production these costs are written off over the life of the mine based on proven and probable reserves. The determination of the extent of reserves is a complex task in which a number of estimates and assumptions are made. These involve the use of geological sampling and models as well as estimates of future costs. New knowledge derived from further exploration and development of the ore body may also affect reserve estimates. In addition, the determination of economic reserves depends on assumptions on long-term commodity prices and in some cases exchange rates.

The company reviews and evaluates property, plant and equipment for impairment on an ongoing basis. The expected undiscounted future cash flows from an asset are estimated in a ceiling test. These future cash flows are developed using assumptions that reflect the long-term operating plans for an asset given management's best estimate of the most probable set of economic conditions. Commodity prices used reflect market conditions at the time the model is developed. These models are updated from time to time and lower prices are used should market conditions deteriorate. Inherent in these assumptions are significant risks and uncertainties. In management's view, based on assumptions which management believes to be reasonable, a reduction in the carrying value of property, plant and equipment is not required at December 31, 2004. Changes in market conditions, reserve estimates and other assumptions used in these estimates may result in future writedowns.

Income and Resource Taxes

The determination of the company's tax expense for the year and its future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of future tax assets and liabilities. Management also makes estimates of the future earnings which affect the extent to which potential future tax benefits may be used. The company is subject to assessment by various taxation authorities which may interpret tax legislation in a manner different from the company. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise the company makes provision for such items based on management's best estimate of the final outcome of these matters.

Pension and Other Post-Retirement Benefits

The cost of providing benefits through defined benefit pension plans and post-retirement benefit plans is actuarially determined. Cost and obligation estimates depend on management's assumptions about future events which are used by the actuaries in calculating such amounts. These include assumptions with respect to discount rates, the expected return on plan assets, future compensation increases and health care cost trends. In addition, actuarial consultants utilize subjective factors such as withdrawal and mortality rates. Actual results may differ materially from those estimates based on these assumptions.

Asset Retirement Obligations

The amounts recorded for asset retirement costs are based on estimates included in closure and remediation plans. These estimates are based on engineering studies of the work that is required by environmental laws, or public statements by management which result in an obligation. These estimates include an assumption on the rate at which costs may inflate in future periods. Actual results could differ from these estimates.

Recognition of Contingencies

The company is subject to a number of lawsuits and threatened lawsuits. A provision is made for amounts claimed through these lawsuits when management believes that it is more likely than not that the plaintiffs will be awarded damages or a monetary settlement will be made. Management seeks the advice of outside counsel in making such judgments where the amounts involved are material.

CHANGES IN ACCOUNTING POLICIES

Asset Retirement Obligations

Effective January 1, 2004 the company adopted a new accounting standard on asset retirement obligations. Under this standard, asset retirement obligations are recognized at discounted value for the costs associated with exit activities and recorded as a liability at fair value. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset's carrying value at its initial discounted value and is amortized over the asset's useful life. This change in accounting policy has been adopted retroactively and has resulted in an increase in long-term liability of $210 million, an increase to property, plant and equipment of $113 million, a reduction of future income tax liabilities of $23 million and a decrease to opening retained earnings of $74 million. The change also resulted in a reduction of $12 million to previously reported 2003 net earnings.

Stock-Based Compensation

The company has adopted the fair value method of accounting for stock-based compensation. This method results in the recognition in earnings of the cost of stock-based compensation based on the estimated fair value of new stock-based awards granted to directors and employees in the year.

This change in accounting policy was adopted retroactively and resulted in a restatement and reduction of 2003 net earnings by $3 million pertaining to the stock options granted in the first quarter of 2003. The stock-based compensation expense with respect to stock options and deferred and restricted share units granted in 2004 amounts to $7 million.

Hedge Accounting

On January 1, 2004 the company adopted the recommendations of Accounting Guideline 13 on documentation and hedge effectiveness testing standards which must be met to apply hedge accounting to derivative instruments. The company continues to be eligible for hedge accounting treatment for its U.S. dollar forward sales, certain of its forward sale and purchase contracts for its products, foreign exchange gains and losses on U.S. dollar borrowings and the Inco exchangeable debenture. Contracts which do not qualify for hedge accounting treatment are marked to market. No adjustment was required to retained earnings as a result of the adoption of this standard.

Underground Amortization

Effective January 1, 2004 the company adopted the block model method of underground amortization. Under this method underground development costs related to the development of particular sections of a mine are amortized over the reserves of that section. Previously the company did not differentiate between sections, with costs going into a common pool and amortized over the reserves of the mine. This resulted in an escalating amortization charge over the life of the mine. The application of the new method, which is considered to be the preferred practice, has resulted in a $4 million charge to opening retained earnings and will decrease future amortization charges at the Hemlo mines by $1 million per year.

Depreciation in Inventory

A new standard on Generally Accepted Accounting Principles (GAAP) defines what constitutes Canadian GAAP and establishes a relative hierarchy for sources of GAAP. The CICA Handbook is confirmed as the primary source of Canadian GAAP while secondary sources include International Accounting Standards and US GAAP. Industry practice is no longer considered a valid source of GAAP. As a result, the company has amended its inventory valuation policy to include depreciation and amortization charges in the cost of inventory. Previously amortization and depreciation were charged directly to earnings based on sales volumes. The new policy does not affect reported earnings in any year but does affect reported inventory and property, plant and equipment values. As a result, the company has increased the reported value of inventory by $9 million at January 1, 2004 and reduced fixed assets by the same amount.

Variable Interest Entities

Effective January 1, 2005, the company will adopt the new Accounting Guideline 15 (AcG-15) "Consolidation of Variable Interest Entities". The new standard establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity's expected losses, or is entitled to receive a majority of the variable interest entity's residual returns, or both. Adoption of this guideline is not expected to result in any material impact to earnings or retained earnings.

OUTSTANDING SHARE DATA

As at February 11, 2005, there were 196,809,715 Class B Subordinate Voting Shares and 4,673,453 Class A Common Shares (Class A shares) outstanding. In addition, there were outstanding 4,286,219 director and employee stock options with exercise prices ranging between $6.39 and $25.09 per share. Of this amount 836,000 stock options vest in equal amounts over three years beginning in the first quarter of 2005. Exchangeable debentures due 2024 are convertible into a total of 11,489,400 Class B Subordinate Voting Shares (equivalent to $9.72 per share). More information on these instruments and the terms of their conversion are set out in note 13 of the company's 2004 year-end financial statements.

CHANGE IN TRADING SYMBOLS OF THE COMPANY'S EQUITY SECURITIES

The Toronto Stock Exchange has introduced a new stock symbol naming convention which clearly identifies the voting rights of equity securities. Accordingly on December 6, 2004, the company's Class A Common Shares, which traded under the symbol TEK.A, now trade under the symbol TEK.MV.A, the MV suffix denoting the multiple voting nature of the Class A Common Shares. Similarly the company's Class B Subordinate Voting Shares, which traded under the symbol TEK.B, now trade under the symbol TEK.SV.B, the SV suffix denoting the subordinate voting rights of these securities. Under the company's share structure, the holder of each Class A Common Share is entitled to 100 votes and the holder of each Class B Subordinate Voting Share is entitled to a single vote at shareholder meetings.

The financial statements, the Management Discussion and Analysis and the information contained in the annual report have been prepared by the management of the company. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management's best estimates and judgments based on currently available information.

The Audit Committee of the Board of Directors, consisting of four members, meets periodically with management and the independent auditors to review the scope and result of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The company's independent auditors, who are appointed by the shareholders, conducted an audit in accordance with Canadian generally accepted auditing standards to allow them to express an opinion on the financial statements.

A system of internal control is maintained to provide reasonable assurance that financial information is accurate and reliable. Management and the internal audit department of the company conduct ongoing reviews and evaluation of these controls and reports on its findings to management and the Audit Committee.

DAVID A. THOMPSON
Deputy Chairman and
Chief Executive Officer

JOHN G. TAYLOR
Senior Vice President, Finance and
Chief Financial Officer

February 18, 2005

AUDITORS' REPORT TO SHAREHOLDERS

We have audited the consolidated balance sheets of Teck Cominco Limited as at December 31, 2004 and 2003 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

PRICEWATERHOUSECOOPERS LLP
Chartered Accountants

Vancouver, B.C. February 4, 2005

COMMENTS BY AUDITORS FOR UNITED STATES READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the company's financial statements, such as the changes described in note 3 to the financial statements. Our report to the shareholders dated February 4, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

PRICEWATERHOUSECOOPERS LLP
Chartered Accountants

Vancouver, B.C. February 4, 2005

CONSOLIDATED BALANCE SHEETS

As at December 31

($ in millions)		2004		2003 As restated (Note 3)
ASSETS				
Current assets				
Cash (Note 8(a))	$	907	$	96
Accounts and settlements receivable		364		315
Production inventories		410		387
Supplies and prepaid expenses		130		135
		1,811		933
Investments (Note 5)		469		478
Property, plant and equipment (Note 6)		3,488		3,723
Other assets (Note 7)		291		241
	$	6,059	$	5,375
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Accounts payable and accrued liabilities	$	422	$	334
Current portion of long-term debt (Note 8)		38		58
		460		392
Long-term debt (Note 8)		627		1,045
Other liabilities (Note 9)		608		618
Future income and resource taxes (Note 15(c))		895		645
Debentures exchangeable for Inco shares (Note 12)		248		248
Shareholders' equity (Note 13)		3,221		2,427
	$	6,059	$	5,375

Commitments and contingencies (Note 18)

Approved on behalf of the Board of Directors



DAVID A. THOMPSON



KEITH E. STEEVES

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

Years ended December 31

($ in millions, except per share data)	**2004**	2003 As restated (Note 3)	2002 As restated (Note 3)
Revenues	$ 3,428	$ 2,228	$ 2,042
Operating expenses	(2,029)	(1,735)	(1,681)
Depreciation and amortization	(275)	(223)	(206)
Operating profit	1,124	270	155
Other expenses			
General, administration and marketing	(68)	(55)	(56)
Interest on long-term debt	(61)	(65)	(60)
Mineral exploration	(42)	(30)	(34)
Research and development	(14)	(14)	(19)
Other income (expense) (Note 14)	24	1	3
Writedown of investment (Note 5)	(64)	–	–
Gain on disposition of Los Filos property (Note 4(e))	–	58	–
	899	165	(11)
Provision for income and resource taxes (Note 15)	(305)	(50)	4
Equity earnings (Note 4(d))	–	10	17
Net earnings from continuing operations	594	125	10
Net earnings from discontinued operation (Note 4(b))	23	9	3
Net earnings	$ 617	$ 134	$ 13
Basic earnings per share (Note 13(j))	$ 3.18	$ 0.71	$ 0.06
Basic earnings per share from continuing operations	$ 3.06	$ 0.66	$ 0.04
Diluted earnings per share	$ 2.99	$ 0.68	$ 0.06
Diluted earnings per share from continuing operations	$ 2.88	$ 0.64	$ 0.04
Weighted average shares outstanding (000's)	192,993	184,823	184,526
Shares outstanding at the end of the year (000's)	201,356	186,492	184,537

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years ended December 31

($ in millions)	**2004**	2003 As restated (Note 3)
Balance as at the beginning of the year	$ 581	$ 472
Adjustment on adoption of new accounting standards (Note 3)	(86)	(71)
Balance as at the beginning of the year as restated	495	401
Net earnings	617	134
Dividends	(60)	(37)
Interest on exchangeable debentures, net of taxes (Note 13(c))	(3)	(3)
Balance as at the end of the year	$ 1,049	$ 495

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31

($ in millions)	2004	2003 As restated (Note 3)	2002 As restated (Note 3)
OPERATING ACTIVITIES			
Net earnings from continuing operations	$ 594	$ 125	$ 10
Items not affecting cash:			
Depreciation and amortization	275	223	206
Future income and resource taxes	199	6	(31)
Writedown of investment	64	–	–
Gain on sale of investments and assets	(16)	(45)	–
Other	27	5	–
	1,143	314	185
Net change in non-cash working capital items (Note 17)	(27)	27	25
	1,116	341	210
FINANCING ACTIVITIES			
Short-term bank loans	–	–	(80)
Long-term debt	–	250	313
Repayment of long-term debt	(124)	(259)	(247)
Interest on exchangeable debentures (Note 13(c))	(5)	(5)	(5)
Issuance of Class B Subordinate Voting Shares	126	24	1
Dividends paid	(60)	(37)	(37)
	(63)	(27)	(55)
INVESTING ACTIVITIES			
Acquisition of interest in Highland Valley Copper (Note 4(a))	(80)	–	–
Property, plant and equipment	(216)	(158)	(177)
Investment in coal partnership and income trust (Note 4(c))	–	(275)	–
Investments	(52)	(22)	(18)
Contributions to pension plans	(34)	(9)	–
Proceeds from sale of investments and assets	21	24	28
Proceeds from disposition of Los Filos (Note 4(e))	–	49	–
Proceeds from sale of Cajamarquilla (Note 4(b))	156	–	–
Deferred payment received from Aur Resources Inc.	–	48	–
Cash recognized upon consolidation of Antamina (Note 4(d))	–	41	–
	(205)	(302)	(167)
Effect of exchange rate changes on cash	(40)	(6)	–
Increase (decrease) in cash from continuing operations	808	6	(12)
Increase (decrease) in cash from discontinued operation (Note 4(b))	3	(1)	2
Increase (decrease) in cash	811	5	(10)
Cash at the beginning of the year	96	91	101
Cash at the end of the year	$ 907	$ 96	$ 91

The accompanying notes are an integral part of these financial statements.

1. NATURE OF OPERATIONS

Teck Cominco Limited (the company) is engaged in mining and base metal refining businesses including exploration, development, mining, processing, smelting and refining. The company's major products are zinc, metallurgical coal, copper, precious metals, lead, molybdenum, electrical power, fertilizers and specialty metals. Revenue from refined lead, electrical power, fertilizers and specialty metals earned at smelting operations are included in zinc smelter revenue for segmented purposes. All revenue from a mine is included in one segment based upon the principal product of the mine.

2. SIGNIFICANT ACCOUNTING POLICIES

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the company are prepared using generally accepted accounting principles in Canada. Note 20 reconciles the company's earnings and shareholders' equity to results that would have been obtained had the company's consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States.

BASIS OF PRESENTATION

These consolidated financial statements include the accounts of the company and all of its subsidiaries. The significant subsidiaries include Teck Comino Metals Ltd. (TCML), Teck Cominco American Inc. (TCAI), and Teck Cominco Alaska Inc. (TCAK). Many of the company's mining activities are conducted through interests in joint ventures and partnerships where the company shares joint control. These joint ventures and partnerships are accounted for using the proportionate consolidation method.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Significant areas where management's judgment is applied include asset and investment valuations, ore reserve determinations, in-process inventory quantities, plant and equipment lives, contingent liabilities, tax provisions and future income tax balances, asset retirement obligations, pension liabilities, and other accrued liabilities. Ore reserve determinations involve estimates of future costs and future commodity prices. Actual results could differ from these estimates.

TRANSLATION OF FOREIGN CURRENCIES

For integrated foreign operations, monetary assets and liabilities are translated at year-end exchange rates and other assets and liabilities are translated at historical rates. Revenues, expenses and cash flows are translated at monthly average exchange rates. Gains and losses on translation of monetary assets and monetary liabilities are charged to earnings, except where hedge designations exist.

The accounts of self-sustaining foreign operations are translated at year-end exchange rates, and revenues and expenses are translated at monthly average exchange rates. Differences arising from these foreign currency translations are recorded in shareholders' equity as a cumulative translation adjustment until they are realized by a reduction in the investment.

CASH

Cash includes cash on account, demand deposits and short-term investments with original maturities of three months or less.

INVESTMENTS

Investments, other than the investment in the Fording Canadian Coal Trust (FCCT), comprise marketable and other securities. Other investments are carried at cost less any amounts written off to reflect an impairment in value which is other than temporary. The investment in FCCT is recorded at cost plus the company's share of earnings less the cash distributions.

PRODUCT INVENTORIES

Product inventories include finished goods, raw materials and in-process inventories and are valued at the lower of cost and net realizable value. Cost includes all direct costs incurred in production including freight and depreciation and amortization charges related to the production of inventory. For mining operations, inventories are not valued prior to the production of concentrates or clean coal.

PROPERTY, PLANT AND EQUIPMENT

(i) Plant and equipment

Plant and equipment are depreciated over the estimated lives of the related assets calculated on a units of production or straight-line basis as appropriate.

(ii) Mineral properties and deferred costs

Exploration costs and costs of acquiring mineral properties are charged to earnings in the year in which they are incurred, except where these costs relate to specific properties for which economically recoverable reserves as shown by an economic study are believed to exist, in which case they are deferred.

Deferred costs include interest and financing costs relating to the construction of plant and equipment and operating costs net of revenues prior to the commencement of commercial production of new mines. Interest and financing costs are capitalized only for those projects for which funds have been borrowed.

Upon commencement of production, mineral properties and deferred costs relating to mines are amortized over the estimated life of the proven and probable reserves to which they relate, calculated on a units of production basis.

(iii) Underground development costs

Underground development costs are amortized using the block amortization method, whereby capital costs associated with each section of the mine are amortized over the reserves of that particular section of the mine.

(iv) Asset impairment

The company performs impairment tests on its property, plant and equipment when events or changes in circumstance indicate that the carrying value of assets may not be recoverable. These tests compare expected undiscounted future cash flows from these assets to their carrying values. If shortfalls exist, assets are written down to the discounted value of the future cash flows based on the company's average cost of borrowing.

REVENUE RECOGNITION

Sales are recognized and revenues are recorded at market prices when title transfers and the rights and obligations of ownership pass to the customer. A number of the company's concentrate products are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. These concentrates are provisionally priced at the time of sale based on forward prices for the expected date of the final settlement. Subsequent variations in the price are recognized as revenue adjustments as they occur until the price is finalized.

The company standardized the timing of revenue recognition for all of its operations in 2003. This resulted in an $8 million increase in net earnings in 2003 but had no material effect on reported earnings of 2002.

INCOME AND RESOURCE TAXES

Future income tax assets and liabilities are determined based on the difference between the tax basis of the company's assets and liabilities and the respective amounts reported in the financial statements. Future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

PENSION AND OTHER EMPLOYEE FUTURE BENEFITS

Pension and other employee future benefits and liabilities are based on actuarial determinations. The projected benefit method prorated on services has been used to determine the accrued benefit obligation. Certain actuarial assumptions used in the determination of defined benefit pension plan liabilities and other post-retirement benefits are based upon management's best estimates, including expected plan performance, salary escalation, expected health care costs, and retirement dates of employees. The discount rate used to determine the accrued benefit obligation is determined by reference to the market interest rates at the measurement date of high quality debt instruments. The expected return on plan assets is based on the expected long-term rate of return on plan assets and the fair value of plan assets.

Past service costs and transitional assets or liabilities are amortized on a straight-line basis over the average remaining service period of active employees expected to receive benefits under the plan up to the full eligibility date.

Differences between the actuarial liabilities and the amounts recorded in financial statements will arise from changes in plan assumptions, changes in benefits, or through experience as results differ from actuarial assumptions. Differences which are greater than 10% of the fair value of the plan assets or the accrued benefit obligation are taken into the determination of income over the average remaining service life of the related employees.

The cost of providing benefits through defined contribution plans is charged to earnings as the obligation to contribute is incurred. Non-pension post-retirement benefits are funded by the company as they become due.

STOCK-BASED COMPENSATION

Effective January 1, 2004, the company adopted the new provisions of the CICA Handbook Section 3870 on "Stock-Based Compensation and Other Stock-Based Payments", which uses the fair value method of accounting for stock-based awards. Under this method, the compensation cost of options and other stock-based compensation arrangements are estimated at fair value at the grant date and recognized over the vesting period. Previously, the company disclosed the pro forma effect of stock-based compensation expense in the notes to the financial statements.

RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred.

ASSET RETIREMENT OBLIGATIONS

Effective January 1, 2004, the company adopted CICA Handbook Section 3110 on "Asset Retirement Obligations". Under this standard, future obligations to retire an asset including dismantling, remediation and ongoing treatment and monitoring of the site are initially recognized and recorded as a liability at fair value, assuming a credit adjusted risk-free discount rate and an inflation factor. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to earnings. The amount of the asset retirement liability initially recognized is capitalized as part of the asset's carrying value and amortized over the asset's estimated useful life.

Under the standard, future asset retirement obligations are only recorded when the timing or amount of remediation costs can be reasonably estimated. The cost and timing of asset retirement obligations for the company's mines and legacy sites can be estimated and liabilities are recorded for each of these sites. The company's refining and smelting facilities are considered to be indefinite life operations and neither the timing nor amounts that may be required to retire these facilities can be estimated at this time. In these cases recorded liabilities are limited to secondary sites and components of the facilities where costs and expected dates of retirement and remediation are capable of estimation. Previously, the company accrued reclamation costs on a straight line basis over the estimated life of each mine.

EARNINGS PER SHARE

Earnings per share is calculated based on the weighted average number of shares outstanding during the year. The company follows the 'treasury stock' method in the calculation of diluted earnings per share. Under this method, dilution is calculated based upon the net number of common shares issued should 'in the money' options and warrants be exercised and the proceeds are used to repurchase common shares at the weighted average market price in the period. Dilution from convertible securities is calculated based on the number of shares to be issued after taking into account the reduction of the related after-tax interest expense.

DERIVATIVES AND HEDGING ACTIVITIES

The company uses forward foreign exchange and commodity price contracts, and interest rate swaps to manage exposure to fluctuations in foreign exchange, metal prices and interest rates. On January 1, 2004, the company adopted Accounting Guideline 13 (AcG-13) "Hedging Relationships" and EIC 128 "Accounting for Trading, Speculative or Non Trading Derivative Financial Instruments". No adjustment was required to opening balances as a result of the adoption of this standard.

Certain of the company's commodity and foreign exchange forward contracts are accounted for as cash flow hedges of anticipated commodity sales. Realized gains or losses on these contracts are recognized in revenue. The Inco exchangeable debenture is also accounted for as a cash flow hedge. The company's interest rate swaps are accounted for as fair value hedges, with realized gains or losses recognized in interest expense. The company also designates a portion of its US dollar debt as a hedge of a portion of its net investment in foreign subsidiaries whose functional currency is the US dollar. Foreign exchange gains and losses on the designated debt are included in the cumulative translation adjustment in shareholders' equity. Derivative instruments that do not qualify as a hedge under AcG-13, or are not designated as a hedge, are recorded on the balance sheet at fair value with changes in fair value recognized in earnings.

3. ADOPTION OF NEW ACCOUNTING STANDARDS AND PRIOR PERIOD RESTATEMENTS

The following is a summary of the after-tax effect on retained earnings and net earnings arising from changes in accounting policies, applied retroactively:

($ in millions)		2004		2003
Retained earnings, at the beginning of period as previously reported		$581		$472
Asset retirement obligations (a)	(74)		(62)	
Stock-based compensation (b)	(8)		(5)	
Underground development amortization (c)	(4)		(4)	
		(86)		(71)
Retained earnings, at the beginning of the period as restated on adoption of new accounting standards		$495		$401

($ in millions)	2003	2002
Net earnings, as previously reported	$149	$ 30
Asset retirement obligations (a)	(12)	(12)
Stock-based compensation (b)	(3)	(5)
Net earnings, as restated on adoption of new accounting standards	$134	$ 13

(a) Asset retirement obligations

On January 1, 2004, the company adopted CICA Handbook Section 3110 "Asset Retirement Obligations". The retroactive adoption of this standard resulted in a restatement as of January 1, 2004 to increase long-term liability by $210 million, increase property, plant and equipment by $113 million, reduce future income tax liabilities by $23 million and decrease opening retained earnings by $74 million.

(b) Stock-based compensation

Effective January 1, 2004, the company adopted CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which uses the fair value method of accounting for stock-based awards. The company has applied the new provisions with retroactive restatement. As a result, a cumulative decrease of $8 million to retained earnings, an increase of $7 million to contributed surplus and an increase of $1 million to share capital were recorded on January 1, 2004 with respect to share options granted in 2003 and 2002.

(c) Underground development amortization

Effective January 1, 2004, the company has adopted the block amortization method for amortizing underground development costs. Under this method capital costs associated with the development of each section of the mine are amortized over the reserves of that particular section of the mine. Previously all capitalized underground development costs were amortized over the reserves of the mine as a whole. As a result of this change in policy, the company has recorded an adjustment reducing opening retained earnings by $4 million; property, plant and equipment by $7 million; and reducing future income tax liabilities by $3 million. Adjustments to earnings reported in 2003 and 2002 were not significant.

(d) Product inventories

A new standard on Generally Accepted Accounting Principles (GAAP) defines what constitutes Canadian GAAP and establishes a relative hierarchy for sources of GAAP. The CICA Handbook is confirmed as the primary source of Canadian GAAP while secondary sources include International Accounting Standards and US GAAP. Industry practice is no longer considered a valid source of GAAP. As a result, the company has amended its inventory valuation policy to include depreciation and amortization charges in the cost of inventory. Previously amortization and depreciation were charged directly to earnings based on sales volumes. The new policy does not affect reported earnings in any prior year but does affect reported inventory and property, plant and equipment values. As a result, the company increased the reported value of inventory by $9 million at January 1, 2004, and reduced fixed assets by the same amount.

4. ACQUISITIONS AND DISPOSITIONS

(a) Acquisition of additional interest in Highland Valley Copper

On March 2, 2004, the company completed the acquisition of a further 33.6% share in the Highland Valley Copper mine in British Columbia to increase the company's share of the mine to 97.5%. The transaction has been accounted for using the purchase method as follows:

	($ in millions)
Purchase price	
Cash paid	$112
Less cash acquired	(32)
Total cost of acquisition	$ 80
Assets acquired	
Current assets (excluding cash)	$ 29
Property, plant and equipment	154
Other assets	9
	192
Liabilities assumed	
Current liabilities	8
Long-term liabilities	47
Future income tax liability	57
	112
Net assets acquired	$ 80

(b) Sale of Cajamarquilla (Discontinued Operation)

On December 15, 2004 the company completed the sale of its 85% interest in the Cajamarquilla zinc refinery for proceeds of $168 million (US$142 million) after repayment of debt of $56 million (US$47 million). The company recorded an after-tax gain of $12 million on the transaction.

The agreement for sale also provides that in each of the years from 2005 to 2009 inclusive, additional consideration may be paid to the company of approximately US$365,000 for each US$0.01 that the average annual price of zinc exceeds US$0.454 per pound. In addition, should the acquirer, Votorantim Metais, proceed with the expansion of the refinery during the first three years following the sale, additional consideration will be paid of US$12.75 million in year one, declining to US$4.25 million in year three.

For accounting purposes, Cajamarquilla is considered a discontinued operation and its results for 2004 and prior years are presented as a single line item on the Statements of Earnings and Cash Flow. Gain on sale, earnings and cash flow from Cajamarquilla are as follows:

Gain on sale:

		($ in millions)
Total consideration		$224
Less:		
Net assets disposed of		
Cash	$ 5	
Working capital	29	
Plant and equipment	246	
Other assets	10	
Long-term debt (including current portion)	(56)	
Other long-term liabilities	(31)	
Minority interest	(17)	
		186
Less cumulative foreign exchange losses		26
Gain on sale		$ 12

Earnings from discontinued operation:

($ in millions)	2004	2003	2002
Revenues	$196	$182	$145
Cost of sales	(173)	(164)	(133)
	23	18	12
Other expenses	(7)	(7)	(8)
Income taxes	(5)	(2)	(1)
Net earnings	11	9	3
Gain on sale	12	–	–
Net earnings from discontinued operation	$ 23	$ 9	$ 3
Cash flow from discontinued operation:			
Operating activities	$ 26	$ 13	$ 15
Financing activities	(20)	(9)	(3)
Investing activities	(2)	(4)	(10)
Effect of exchange rate changes on cash	(1)	(1)	–
Net increase (decrease) in cash	$ 3	$ (1)	$ 2

(c) Investment in Elk Valley Coal Partnership and Fording Canadian Coal Trust

On February 28, 2003, the company completed a transaction with Fording Inc. (Fording), Westshore Terminals Income Fund, Sherritt International Corporation and the Ontario Teachers Pension Plan Board to combine the metallurgical coal assets of Fording, Luscar Energy Partnership and the company. The company contributed its Elkview mine, with a net book value of $167 million, and $125 million in cash to obtain an initial 35% interest in the resulting Elk Valley Coal Partnership (Elk Valley Coal). Under the terms of the Partnership Agreement, Teck Cominco Limited is the manager of Elk Valley Coal. The company also paid $150 million for a 9.1% interest in the Fording Canadian Coal Trust (FCCT), which was formed by the reorganization of Fording into an income trust. FCCT owns the remainder of Elk Valley Coal and other assets. The company accounts for its direct interest in Elk Valley Coal on the proportionate consolidation basis. The company's interest in FCCT is included in investments and is recorded at cost plus the company's share of earnings of the trust less cash distributions.

On formation of Elk Valley Coal the net assets were assigned costs based on their fair values as follows:

	($ in millions)
Purchase price	
Book value of net assets contributed to Elk Valley Coal	$ 167
Cash contributed	125
Total cost of acquisition	$ 292
Assets acquired	
Current assets	$ 95
Property, plant and equipment	368
	463
Liabilities assumed	
Current liabilities	51
Long-term liabilities	43
Future income tax liability	77
	171
Net assets acquired	$ 292

Under the terms of the Partnership Agreement, Teck Cominco Limited could increase its interest in Elk Valley Coal by up to 5% if Elk Valley Coal achieved certain specified synergies by March 31, 2007. Following the issue of the opinion of the independent expert engaged to assess the synergies of Elk Valley

Coal for the coal year ended March 31, 2004, the company and Fording reached agreement in July 2004 on the synergies realized and the resulting adjustments to Elk Valley Coal interests.

Teck Cominco's 35% interest was increased by 3% effective April 1, 2004, and will be increased by an additional 1% on April 1, 2005 and on April 1, 2006, bringing Teck Cominco's total direct interest in Elk Valley Coal to 40% on April 1, 2006. Including the company's holding of 4.3 million units or 8.8% interest in the FCCT, the company's direct and indirect interest in Elk Valley Coal was 43.4% effective April 1, 2004.

The company has treated the additional interest as part of the initial consideration for the assets contributed on the formation of Elk Valley Coal and accordingly no gain has been recorded. The company has adjusted its balance sheet to reflect the additional 3% share of the assets and liabilities of Elk Valley Coal and included its additional share of revenue, expenses and cash flow effective April 1, 2004.

(d) Consolidation of Antamina

The company owns a 22.5% interest in the Antamina mine in Peru. On July 31, 2003 the mine achieved completion and the project debt became non-recourse to the shareholders of the project. This resulted in the removal of certain voting restrictions on the company with respect to the management of the mine, and the company began to proportionately consolidate its investment in Antamina. Prior to July 31, 2003 the company's investment in Antamina was equity-accounted.

Values were assigned to the net assets of Antamina at the date of commencement of proportionate consolidation as follows:

	($ in millions)
Cash	$ 41
Working capital	27
Property, plant and equipment	611
Senior debt	(360)
Other liabilities	(12)
Net investment	$307

(e) Disposition of Los Filos Property

In October 2003, the company sold its 70% interest in the Los Filos gold property in Mexico to Wheaton River Minerals Ltd. for cash proceeds of $64 million (US$48 million) before current taxes of $15 million. The company recorded a gain on disposition of $58 million (US$43 million) before provision for income tax of $17 million.

(f) Acquisition of Lennard Shelf Zinc Mines

In November 2003, the company acquired the mineral properties, plant, equipment and infrastructure of the Lennard Shelf zinc mines in Western Australia for $26 million. The mines had been shut down and placed on care and maintenance prior to the acquisition. In April 2004, the company entered into an agreement whereby Noranda Inc. acquired a 50% joint venture interest in these mines by agreeing to fund maintenance and exploration expenditures for an amount equal to the company's initial investment.

5. INVESTMENTS

($ in millions)	2004	2003
Investments		
Inco Limited		
common shares (Note 12)	$246	$246
Fording Canadian		
Coal Trust (Note 4(c))	138	141
Sons of Gwalia Ltd.	–	64
Marketable securities	83	22
Other	2	5
	$469	$478

Investments in FCCT and marketable securities with a carrying value of $221 million (2003 - $163 million) had a quoted market value of $561 million (2003 - $256 million) at December 31, 2004.

On August 29, 2004, Sons of Gwalia, in which the company has a 9% equity interest, appointed Voluntary Administrators under the Australia Corporations Act 2001 and its shares were suspended from trading. The company has fully provided for its investment in Sons of Gwalia of $64 million ($52 million on an after-tax basis).

6. PROPERTY, PLANT AND EQUIPMENT

($ in millions)	2004	2003 As restated (Note 3)
Mines and processing facilities	$6,118	$6,100
Accumulated depreciation and depletion	(2,885)	(2,720)
	3,233	3,380
Pogo Gold project	176	109
Mineral properties	79	234
	$3,488	$3,723

7. OTHER ASSETS

($ in millions)	2004	2003 As restated (Note 3)
Future income tax assets (Note 15(c))	$137	$130
Pension assets (Note 11)	83	57
Long-term receivables	44	26
Other	27	28
	$291	$241

8. LONG-TERM DEBT

($ in millions)	2004	2003
6.875% debentures due February 2006 (US$150 million)	$181	$ 194
7% debentures due September 2012 (US$200 million)	238	255
Antamina senior debt (a) (US$204 million; 2003 US$250 million)	245	323
Convertible debentures (b)	–	202
Cajamarquilla debt (c)	–	78
Revolving credit facility (d) and (e)	–	46
Other	1	5
	665	1,103
Less current portion (f)	(38)	(58)
	$627	$1,045

(a) In 1999, Compañia Minera Antamina S.A. (Antamina) completed senior debt financing for the Antamina project. All material assets and agreements of Antamina and the common shares and subordinated debt of Antamina held by the company are pledged as security for the senior debt. The interest rates on the senior debt are based on LIBOR plus a variable spread. At December 31, 2004, the average interest rate on senior debt was 5.68% (2003 – 4.69%). The repayment terms of the principal amount of the various senior debt facilities vary from 6.5 to 10.5 years from the first repayment date which was September 2002, with minimum semi-annual repayments of US$16 million. Certain conditions must be met prior to distributions by Antamina to shareholders including the requirement to make prepayments on the senior debt. In addition, Antamina must maintain cash balances for the benefit and interest of the senior lenders which may only be used to make principal payments. The company's share of these balances totalled $28 million at December 31, 2004.

Following Antamina achieving completion on July 31, 2003, the senior project debt became non-recourse to the company and other shareholders of Antamina.

(b) On October 12, 2004, the company issued 7.3 million Class B Subordinate Voting Shares on conversion of US$156 million stated amount at maturity of its convertible subordinated debentures due 2006, which were called for redemption. Debentures with a stated amount of maturity of US$13.8 million were redeemed for cash.

(c) The company sold its interest in Cajamarquilla in December 2004 and the project debt was repaid.

(d) The Elk Valley Coal Partnership has a $120 million revolving credit facility for working capital purposes, of which the company's 38% share is $46 million. At December 31, 2004, Elk Valley Coal had issued outstanding letters of credit and guarantees totalling $71 million.

(e) At December 31, 2004, the company had revolving credit facilities aggregating $768 million. The amount of the company's revolving credit facilities becoming due is $81 million in 2005, $612 million in 2007, $25 million in 2008 and $50 million in 2009. The company has issued $113 million of letters of credit with the unused portion of the credit facility amounting to $655 million as at December 31, 2004.

(f) Scheduled repayments on long-term debt are $38 million in 2005, $219 million in 2006, $38 million in 2007, $38 million in 2008, $38 million in 2009 and $294 million thereafter. The current portion of long-term debt of $38 million (US$32 million) is in respect of the Antamina senior debt financing.

9. OTHER LIABILITIES

($ in millions)	2004	2003 As restated (Note 3)
Asset retirement obligations (Note 10)	$348	$346
Other post-closure costs	35	25
Accrued pension liability (Note 11(a))		
Defined benefit pension plan	31	39
Other post-retirement benefits	151	130
Provision for worker compensation benefits	24	24
Minority interests	10	24
Other	9	30
	$608	$618

10. ASSET RETIREMENT OBLIGATIONS

The following table summarizes the movements in the asset retirement obligation activities for the years ended December 31, 2004 and 2003:

($ in millions)	2004	2003
At January 1	$373	$394
Changes in cash flow estimates	30	19
Expenditures and settlements	(53)	(54)
Accretion expense	21	22
Obligations assumed on acquisitions	27	26
Foreign currency translation adjustments	(15)	(34)
At December 31	383	373
Current portion	(35)	(27)
	$348	$346

The asset retirement obligations have been recorded as a liability at fair value, assuming a credit adjusted risk-free discount rate of 5.75% and an inflation factor of 2.75%. The liability for retirement and remediation on an undiscounted basis before an inflation factor of 2.75% is estimated to be approximately $335 million. In addition, for ongoing treatment and monitoring of the sites, the estimated undiscounted payments in current dollars before inflation adjustment are $2 million per annum for 2005-2030 and $8 million per annum for 2031-2104. Due to the nature of closure plans, cash expenditures are expected to occur over a significant period of time, being from one year for plans which are already in progress to over 100 years for the longest plan.

The change in cash flow estimates included $15 million in 2004 relating to closed properties asset retirement obligations which have been recognized in other expense (note 14).

11. PENSION AND OTHER EMPLOYEE FUTURE BENEFITS

The company has defined contribution pension plans for some employees. The company's share of contribution to these plans is expensed in the year it is earned by the employee.

The company also has various defined benefit pension plans that provide benefits based principally on employees' years of service. These plans are only eligible to certain qualifying employees. The plans are 'flat-benefit' or 'final-pay' plans which are not indexed. Annual contributions to these plans are actuarially determined and made at or in excess of minimum requirements prescribed by legislation.

The company has several post-retirement plans, which generally provide post-retirement medical and life insurance benefits to certain qualifying employees.

All pension plans are actuarially evaluated for funding purposes on a three-year cycle. The most significant plan, which accounts for 62% of the accrued benefit obligation at December 31, 2004, was last actuarially evaluated on December 31, 2001. The actuarial valuation for December 31, 2004 will be submitted to pension regulators by August 2005. The measurement date used to determine substantially all of the accrued benefit obligation and plan assets for determination of accounting information was December 31, 2004.

(a) Actuarial valuation of funding surplus (deficit)

($ in millions)	2004		2003	
	Defined benefit pension plans	Other post-retirement benefit plans	Defined benefit pension plans	Other post-retirement benefit plans
Accrued benefit obligation				
Balance at beginning of year	$894	$203	$835	$172
Changes in methodology and assumptions	–	1	–	2
Current service cost	18	4	15	2
Benefits paid	(66)	(8)	(59)	(8)
Interest cost	59	13	55	11
Actuarial revaluation	50	16	2	28
Past service costs arising	26	–	8	–
Foreign currency exchange rate changes	(6)	(2)	(16)	(7)
Transfers from other plans	59	5	54	3
Other	2	(3)	–	–
Balance at end of year	1,036	229	894	203
Plan assets				
Fair value at beginning of year	816	–	693	–
Actual return on plan assets	94	–	102	–
Benefits paid	(66)	(8)	(59)	(8)
Foreign currency exchange rate changes	(4)	–	(10)	–
Contributions	78	8	49	8
Transfer from other plans	55	–	41	–
Other	2	–	–	–
Fair value at end of year	975	–	816	–
Funding surplus (deficit)	(61)	(229)	(78)	(203)
Unamortized transitional adjustments	72	78	87	73
Unamortized past service costs	41	–	9	–
Total accrued asset (liability)	$52	$(151)	$18	$(130)
Represented by				
Pension assets (Note 7)	$83	$ –	$57	$ –
Accrued pension liability (Note 9)	(31)	(151)	(39)	(130)
	$52	$(151)	$18	$(130)

(b) Funding status

The funding status of the company's defined benefits pension plans are as follows:

($ in millions)	2004			2003		
	Plans where assets exceed benefit obligations	Plans where benefit obligations exceed assets	Total	Plans where assets exceed benefit obligations	Plans where benefit obligations exceed assets	Total
Plan assets	$258	$717	$ 975	$123	$693	$816
Benefit obligations	241	795	1,036	115	779	894
Excess (deficit) of plan assets over benefit obligations	$ 17	$ (78)	$ (61)	$ 8	$ (86)	$ (78)

(c) Significant assumptions

The assumptions used to calculate annual expenses are those used to calculate the accrued liability at the end of the previous year. Weighted average assumptions used to calculate benefit obligation at the end of year are as follows:

	2004		2003		2002	
	Defined benefit pension plans	Other post-retirement benefit plans	Defined benefit pension plans	Other post-retirement benefit plans	Defined benefit pension plans	Other post-retirement benefit plans
Discount rate	6%	6%	6.25%	6.25%	6.5%	6.5%
Assumed long-term rate of return on assets	7.25%	–	7.5%	–	7.5%	–
Rate of increase in future compensation	4%	4%	4%	4%	4%	4%
Initial medical trend rate	–	11%	–	12%	–	8.5%
Ultimate medical trend rate	–	5%	–	5%	–	5%
Years to reach ultimate medical trend rate	–	6	–	7	–	7
Dental trend rates	–	4%	–	4%	–	3%

(d) Employee future benefits expense

($ in millions)	2004		2003		2002	
	Defined benefit pension plans	Other post-retirement benefit plans	Defined benefit pension plans	Other post-retirement benefit plans	Defined benefit pension plans	Other post-retirement benefit plans
Current service cost	$18	$ 4	$15	$ 2	$14	$ 3
Interest cost	59	13	56	11	53	10
Expected gain on assets	(63)	–	(54)	–	(50)	–
Actuarial loss recognized	7	5	11	2	–	–
Amortization of unaccrued deficiency	–	–	–	–	2	1
Early retirement window	3	–	3	–	–	–
Past service cost recognized	4	–	1	–	–	–
Other	7	–	1	–	–	–
Expense recognized for the year	$35	$22	$33	$15	$19	$14

The defined contribution expense for 2004 is $5 million (2003 – $6 million; 2002 – $5 million).

Certain employee future benefit costs incurred in the year and the actual return on plan assets in excess or short of the actuarially assumed return are not taken into income and are amortized over certain periods. Employee future benefit expenses recognized in the year are reconciled to employee future benefit costs incurred as follows:

($ in millions)	2004		2003		2002	
	Defined benefit pension plans	Other post-retirement benefit plans	Defined benefit pension plans	Other post-retirement benefit plans	Defined benefit pension plans	Other post-retirement benefit plans
Expense recognized	$35	$22	$ 33	$15	$19	$14
Difference between expected and actual return on plan assets	(31)	–	(48)	–	56	–
Difference between actuarial losses (gains) amortized and actuarial losses (gains) arising	43	11	(9)	26	20	17
Difference between past service costs amortized and past service costs arising	23	–	7	–	(1)	–
Other	(7)	–	(1)	–	–	–
Costs incurred	$63	$33	$(18)	$41	$94	$31

(e) Health care sensitivity

A one percentage change in the health care trend rates assumptions, as shown in 11(c), would have the following effect on post-retirement health care obligations and expense:

	Increase (Decrease) in Service and Interest Cost	Increase (Decrease) in Obligation	Increase (Decrease) in Annual Expense
Impact of 1% increase in health care trend rate	$3	$33	$4
Impact of 1% decrease in health care trend rate	(2)	(28)	(4)

(f) Investment of plan assets

The assets of the company's defined benefit pension plans are managed by pension fund managers under the oversight of the Teck Cominco Pension Fund Co-ordinating Society.

The company's pension plan asset composition at December 31 is as follows:

	2004	2003
Equity securities	60%	62%
Debt securities	37%	33%
Other	3%	5%
Total	100%	100%

12. DEBENTURES EXCHANGEABLE FOR INCO COMMON SHARES

($ in millions)	2004	2003
Exchangeable debentures due 2021		
at quoted market value	$240	$285
Deferred gain (loss)	8	(37)
	$248	$248

In September 1996, the company issued $248 million of 3% exchangeable debentures due September 30, 2021. Each $1,000 principal amount of the exchangeable debentures is exchangeable at the option of the holder for 20.7254 common shares of Inco Limited (subject to adjustment if certain events occur), without payment of accrued interest. The company may satisfy the exchange obligation by a cash payment determined with reference to the market value of the common shares at the time of the exchange.

The exchangeable debentures are redeemable at the option of the company on or after September 12, 2006. Redemption may be satisfied by delivery of the Inco common shares owned by the company, or payment of a cash amount equal to the market value of the Inco common shares at the time of redemption.

The Inco common shares (note 5) held by the company have been pledged as security for the exchangeable debentures and the company has designated the exchangeable debentures as a hedge against these Inco common shares. The Inco exchangeable debenture is accounted for as a cash flow hedge of the anticipated disposition of the Inco shares held by the company. The deferred gain or loss on the exchangeable debenture, will be recognized against the corresponding gain or loss on disposition of the Inco common shares.

13. SHAREHOLDERS' EQUITY

($ in millions)	2004		2003	
	Shares (in 000's)	Amount	Shares (in 000's)	Amount As restated (Note 3)
Capital stock				
Class A common shares	4,674	$ 7	4,682	$ 7
Class B Subordinate Voting Shares (b)	196,682	2,117	181,810	1,804
		2,124		1,811
Exchangeable debentures due 2024 (c)		107		107
Contributed surplus (i)		58		57
Cumulative translation adjustment (h)		(117)		(43)
Retained earnings		1,049		495
		$3,221		$2,427

(a) Authorized share capital

The company's authorized share capital consists of an unlimited number of Class A common shares (Class A shares) without par value, an unlimited number of Class B Subordinate Voting Shares without par value and an unlimited number of preferred shares without par value issuable in series.

The Class A shares carry the right to 100 votes per share and the Class B Subordinate Voting Shares carry the right to one vote per share. Each Class A share is convertible, at the option of the holder, into one Class B Subordinate Voting Share. In all other respects the Class A and Class B Subordinate Voting Shares rank equally. Subject to certain exceptions, if a take-over bid is made in respect of the Class A shares and is not made concurrently with an offer to purchase Class B Subordinate Voting Shares on identical terms, each outstanding Class B Subordinate Voting Share will be convertible into a Class A share, if the take-over bid is accepted by holders of a majority of the Class A shares.

(b) Class B Subordinate Voting Shares

($ in millions)	Shares (in 000's)	Amount
At December 31, 2001	179,796	$1,779
Options exercised	59	–
At December 31, 2002	179,855	1,779
Options exercised (e)	1,943	24
Transferred from contributed surplus on exercise of options (i)	–	1
Issued to holders of shares of predecessor companies merged with the company	12	–
At December 31, 2003	181,810	1,804
Options exercised (e)	2,609	36
Transferred from contributed surplus on exercise of options (i)	–	2
Issued for convertible subordinated debentures (Note 8(b))	7,275	185
Exercise of warrants (g)	4,980	90
Conversion of Class A shares to Class B Subordinate Voting Shares	8	–
At December 31, 2004	196,682	$2,117

At December 31, 2004 there were 378,022 Class B Subordinate Voting Shares (2003 – 378,878 shares) reserved for issuance to the former shareholders of predecessor companies that merged with the company in prior years.

(c) Exchangeable debentures due 2024

In April 1999 the company issued $150 million of 25-year debentures with each $1,000 debenture exchangeable, at a reference price of $23.50 per share, into 42.5532 shares of Cominco Ltd. At the time of the merger with Cominco Ltd. in 2001, holders of these debentures were paid $6 in respect of each underlying Cominco share as a partial repayment. The face value of each $1,000 debenture was reduced to $745 and each debenture became convertible into 76.596 Class B Subordinate Voting Shares for a total, if exchanged, of 11,489,000 Class B Subordinate Voting Shares. Interest is at 2% above the company's dividend yield using a share price of $9.72. In 2004 and 2003, the effective interest rate so determined was 4.40% and 4.06% respectively.

The debentures are exchangeable by the holder or redeemable by the company at any time. If redeemed by the company, the company will pay a premium over the market value of the underlying Class B Subordinate Voting Share which was $37 per $1,000 principal amount at December 31, 2004, $19 from May 1, 2005 and declining to nil after April 30, 2006.

By virtue of the company's option to deliver a fixed number of Class B Subordinate Voting Shares to satisfy the principal payments, the debentures net of issue costs and taxes are classified as a component of shareholders' equity. The interest, net of taxes, is charged directly to retained earnings.

(d) Preference shares

In November 2003, the Articles of the company were amended and the company issued 790,000 Series 1 and 550,000 Series 2 preference shares to replace certain preference shares of its wholly-owned subsidiary, TCML (formerly Cominco Ltd.). These shares entitle the holders to receive dividends and redemptions based upon a rate of return index governed by world prices for lead and silver. The rate of return index to date has been insufficient to trigger any dividend or redemption. Based on foreseeable metal prices these shares are expected to expire in March 2006 without any dividends or redemptions. Accordingly, the company has assigned no value to these shares.

(e) Share options

In the year ended December 31, 2004, the company granted 836,000 Class B Subordinate Voting Share options at market price to employees and an executive director. These share options have an exercise price of $25.09, a vesting period of three years and expire in 2010.

The company recorded a stock-based compensation expense of $4 million (2003 - $3 million, 2002 - $5 million) relating to share options.

The weighted average fair value of Class B Subordinate Voting Share options was estimated as $9.74 per share option (2003 - $2.52) at the grant date based on the Black-Scholes option-pricing model using the following assumptions.

Valuation assumptions:

	2004	2003	2002
Dividend yield	0.80%	1.77%	1.50%
Risk free interest rate	3.50%	4.50%	4.42%
Expected life	4.5 years	3.5 years	3.7 years
Expected volatility	36%	25%	25%

Outstanding share options:

	2004		2003	
	Shares (in 000's)	Weighted Average Exercise Price	Shares (in 000's)	Weighted Average Exercise Price
Outstanding at beginning of year	6,228	$13.22	8,258	$14.51
Granted under plan	836	25.09	1,301	11.70
Exercised	(2,609)	13.76	(1,943)	12.26
SARs exercised	(6)	13.83	(215)	13.83
Expired	(23)	22.36	(1,172)	22.08
Forfeited	–	–	(1)	15.46
Outstanding at end of year	4,426	$15.09	6,228	$13.22
Vested and exercisable at end of year	3,822	$13.51	6,228	$13.22

Information relating to share options outstanding at December 31, 2004:

Outstanding Share Options (in 000's)	Vested Share Options (in 000's)	Price Range	Weighted Average Exercise Price on Outstanding Options	Weighted Average Remaining Life on Outstanding Options (months)
52	52	$ 6.39 – $10.16	$ 7.27	53
1,074	1,074	$10.17 – $11.76	$10.76	54
843	843	$12.00 – $12.85	$12.09	40
1,464	1,464	$13.04 – $16.59	$14.32	35
993	389	$17.84 – $25.09	$23.85	58
4,426	3,822	$ 6.39 – $25.09	$15.09	46

(f) Deferred Share Units and Restricted Share Units

In April 2004, the company approved a new stock-based compensation plan for directors and the six most senior officers of the company. Under the plan, directors and senior officers may receive either Deferred Share Units (DSU's) or Restricted Share Units (RSU's), each of which entitle the holder to a cash payment equal to the market value of a Class B Subordinate Voting Share of the company at the time they are redeemed. In the case of directors, these units vest immediately. The units granted to officers vest after three years, except in circumstances related to termination without cause or retirement. DSU's may only be redeemed at the time a holder ceases to be an officer or director while RSU's must be redeemed prior to the end of a three-year period measured from the end of the year immediately preceding the grant.

Accounting standards for stock-based compensation require the company to record, over the vesting period, an expense equal to the fair value of the units at the date of the grant. In addition, as these units represent a cash liability to the company, the expense is adjusted throughout the life of the unit to reflect the changing value of the liability resulting from market fluctuations in the value of the underlying Class B Subordinate Voting Shares.

In April 2004, the company issued 39,000 DSU's and 22,500 RSU's to directors and 55,500 DSU's to officers. As a result, the company recorded an expense of $3 million in the year in respect of the initial grant and subsequent appreciation of the units.

(g) Warrants

In May 2004, the company received $90 million for the exercise of the 4,980,000 remaining warrants to purchase Class B Subordinate Voting Shares at a price of $18 per share. The warrants were issued in 1999.

(h) Cumulative Translation Adjustment

The cumulative translation adjustment represents the net unrealized foreign exchange gains or losses on translation of the accounts of self-sustaining foreign subsidiaries, net of foreign exchange losses on the portion of US dollar denominated debt designated as hedges against these investments.

Cumulative translation adjustment:

($ in millions)	2004	2003	2002
Cumulative translation adjustment – beginning of year	$ (43)	$ 105	$115
Exchange differences on investments in foreign subsidiaries	(134)	(338)	(16)
Exchange differences on debt designated as a hedge of self-sustaining foreign subsidiaries	34	190	6
Exchange loss realized on disposition of Cajamarquilla (note 4(b))	26	–	–
Cumulative translation adjustment - end of year	$(117)	$ (43)	$105

(i) Contributed surplus

($ in millions)	2004	2003 As restated (Note 3)	2002 As restated (Note 3)
Beginning of year	$57	$55	$50
Stock-based compensation expense (e)	4	3	5
Transfer to Class B Subordinate Voting Shares on exercise of share options (b)	(2)	(1)	–
Redemption of convertible debt (note 8(b))	(1)	–	–
End of year	$58	$57	$55

(j) Earnings per share

The following table reconciles the basic and diluted earnings per share of the company:

($ in millions)	2004	2003	2002
Basic earnings			
Earnings from continuing operations	$ 594	$ 125	$ 10
Less interest on exchangeable debentures	(3)	(3)	(3)
Earnings from continuing operations	591	122	7
Earnings from discontinued operation	23	9	3
Net earnings available to common shareholders	614	131	10
Diluted earnings			
Earnings from continuing operations	594	125	10
Earnings from discontinued operation	23	9	3
Net diluted earnings available to common shareholders	$ 617	$ 134	$ 13
Weighted average number of common shares outstanding (000's)	192,993	184,823	184,526
Effect of dilutive securities:			
Incremental shares from share options	1,830	468	454
Shares issuable on conversion of exchangeable debentures	11,489	11,489	–
Weighted average number of diluted common shares outstanding (000's)	206,312	196,780	184,980
Basic earnings per share	$3.18	$0.71	$0.06
Basic earnings per share from continuing operations	$3.06	$0.66	$0.04
Diluted earnings per share	$2.99	$0.68	$0.06
Diluted earnings per share from continuing operations	$2.88	$0.64	$0.04

In 2003 and 2002, convertible debentures and warrants were outstanding and convertible into Class B Subordinate Voting Shares but were not dilutive.

14. OTHER INCOME (EXPENSE)

($ in millions)	2004	2003 As restated (Note 3)	2002 As restated (Note 3)
Income from Fording Canadian Coal Trust	$13	$10	$ –
Gain on sale of investments and assets	25	22	16
Interest and investment income	10	5	19
Insurance proceeds	12	20	–
Additional Quebrada Blanca sales proceeds	12	–	–
Asset retirement expense for closed properties	(26)	(24)	(4)
Minority interests	(9)	–	1
Reduction in carrying value of investments	(6)	–	(22)
Miscellaneous expense	(7)	(32)	(7)
	$24	$ 1	$ 3

15. INCOME AND RESOURCE TAXES

(a) Income and resource tax expense (recovery)

($ in millions)	2004	2003 As restated (Note 3)	2002 As restated (Note 3)
Current			
Income tax	$ 26	$21	$14
Resource tax	76	20	14
Large Corporation tax	4	3	3
	106	44	31
Future			
Income tax	205	2	(1)
Resource tax	(6)	4	(34)
	199	6	(35)
	$305	$50	$ (4)

(b) Reconciliation of income and resource taxes calculated at the statutory rates to the actual tax provision

($ in millions)	2004	2003 As restated (Note 3)	2002 As restated (Note 3)
Tax expense at the statutory rate of 35.5% (2003 – 37.6%; 2002 – 39.6%)	$319	$62	$ (4)
Tax effect of			
Resource taxes, net of resource and depletion allowances	31	12	4
Difference in tax rates in foreign jurisdictions	(12)	(21)	(17)
Benefit of tax losses not previously recognized	(31)	–	20
Reduction in statutory rates and changes in tax legislation	(3)	(5)	–
Large Corporation tax	4	3	3
Benefit of capital gains rate difference and other	(3)	(1)	(10)
	$305	$50	$ (4)

(c) Temporary differences giving rise to future income tax assets and liabilities

($ in millions)	2004	2003 As restated (Note 3)
Future income tax asset		
Research and development tax credits	$ 38	$ 47
Net operating loss carry-forwards	246	313
Property, plant and equipment	(88)	(89)
Other	50	3
Valuation allowance	(94)	(144)
	152	130
Less current portion	(15)	–
	$137	$130
Future income tax liability		
Property, plant and equipment	$571	$507
Net operating loss carry-forwards	(6)	(29)
Timing of partnership items	273	101
Other	57	66
	$895	$645

For income tax purposes, the company has regular tax net operating loss carry-forwards of $337 million and alternative minimum tax net operating loss carry-forwards of $217 million, which expire in the years 2005 through 2021. The company also has $22 million of capital loss carry-forwards, which have no expiry. Also available to offset future taxes are $39 million of investment tax credits, which expire in various years through 2014.

(d) The company has non-resident subsidiaries that have undistributed earnings. Provisions have not been recorded for taxes that may arise on repatriation of these earnings, as these undistributed earnings are not expected to be repatriated in the foreseeable future.

16. PARTNERSHIPS AND JOINT VENTURES

The principal operations of the company which are accounted for as partnerships and joint ventures are the Elk Valley Coal Partnership and the Antamina, Louvicourt and Hemlo mines. Prior to the acquisition of a further 33.6% interest in February 28, 2004, the Highland Valley Copper mine was also accounted for as a joint venture. Antamina was accounted for as a joint venture subsequent to the third quarter of 2003. The company's share of the assets and liabilities, revenues and expenses and cash flows of these operations is as follows:

($ in millions)	2004	2003	2002
		As restated (Note 3)	As restated (Note 3)
Assets			
Cash	$ 137	$ 77	$ (3)
Other current assets	204	198	117
Mineral properties, plant and equipment	952	1,197	297
	$1,293	$1,472	$411
Liabilities and Equity			
Current liabilities	$ 141	$ 80	$ 53
Long-term liabilities	447	557	120
Equity	705	835	238
	$1,293	$1,472	$411
Earnings			
Revenues	$1,223	$1,019	$485
Expenses	920	834	442
Net earnings	$ 303	$ 185	$ 43
Cash flow			
Operating activities	$ 488	$ 325	$102
Financing activities	(61)	(30)	(5)
Investing activities	(77)	(50)	(17)
Distributions	(266)	(204)	(88)
Cash recognized on consolidation of Antamina	–	41	–
Effect of exchange rates on cash	(6)	(2)	–
Increase (decrease) in cash	$ 78	$ 80	$ (8)

17. SUPPLEMENTARY CASH FLOW INFORMATION

($ in millions)	2004	2003 As restated (Note 3)	2002 As restated (Note 3)
(a) Changes to non-cash working capital items:			
Accounts and settlements receivable	$ (58)	$(76)	$(15)
Production inventories	(29)	101	47
Supplies and prepaid expenses	5	1	27
Accounts payable and accrued liabilities	55	1	(34)
	$ (27)	$ 27	$ 25
(b) Other information:			
Interest paid	$ 50	$ 57	$ 55
Income and resource taxes paid	$ 79	$ 14	$ 15
(c) Non-cash investing and financing transaction:			
Value ascribed to shares issued on conversion of debt (Note 8(b))	$185	$ –	$ –

18. COMMITMENTS AND CONTINGENCIES

(a) Derivatives and financial instruments

The company's derivative positions accounted for as cash flow hedges, fair value hedges and non-hedge derivatives at December 31, 2004 were as follows:

	2005	2006	2007	2008–2010	Total	Unrealized Gain (Loss)
Cash flow hedges						(Cdn$ millions)
Gold (000's ozs)						
Forward sales contracts	–	–	44	87	131	
Average price (US$/oz)	–	–	350	350	350	$ (19)
Forward sales contracts	55	32	8	–	95	
Average price (C$/oz)	528	519	520	–	524	(1)
US dollars (millions) (Note b)						
Forward sales contracts	312	158	–	–	470	
Average exchange rate	1.43	1.44	–	–	1.44	109
US dollars (millions)						
Forward collars	18	–	–	–	18	
Average upper limit	1.63	–	–	–	1.63	
Average lower limit	1.59	–	–	–	1.59	7
Power (MW.h)						
Forward sales contracts	183,200	–	–	–	183,200	
Average price (US$/MW.h)	53	–	–	–	53	–
						$ 96
Non-hedge derivatives						
Copper (million lbs) (Note c)						
Forward collars	79	–	–	–	79	
Average upper limit (US$/lb)	1.30	–	–	–	1.30	
Average lower limit (US$/lb)	1.15	–	–	–	1.15	$ (9)

Fair value hedge

Interest Rate Swap

Principal Amount	Rate Swapped	Rate Obtained	Maturity Date	Unrealized Gain (Cdn$ millions)
US$100 million	7.00%	LIBOR plus 2.14%	September 2012	$ 3

Notes:

(a) *In addition to the above hedging commitments, the company has forward purchase commitments on 75 million pounds of zinc averaging US$0.46 per pound maturing in 2005 and 2006 and 9 million pounds of lead averaging US$0.33 per pound maturing 2005 to match fixed price sales commitments to customers. A portion of these forward positions do not qualify for hedge accounting and accordingly the company has recognized a $4 million mark to market gain before taxes as a result.*

(b) *Included in the US dollar forward sales contract of $470 million is the company's share of forward sales contracts by the Elk Valley Coal Partnership of US$171 million.*

(c) *The company is unable to apply hedge accounting to copper concentrate forward sales contracts and accordingly has recognized an unrealized loss of $9 million before taxes.*

(b) Legal proceedings and contingencies

Lake Roosevelt

On November 11, 2004, the District Court for Eastern Washington State denied a motion by Teck Cominco Metals Ltd. (TCML) to dismiss, for want of jurisdiction, a citizen's suit brought by two members of the Colville Confederated Tribes supported by the State of Washington. TCML has petitioned for appeal of the decision to the 9th Circuit Court of Appeal.

The Colville suit was brought pursuant to Section 310(a)(i) of the US Superfund Statute (CERCLA) to enforce a universal administrative order issued by the US Environmental Protection Agency (EPA) purporting to require TCML to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the Upper Columbia River and Lake Roosevelt. The EPA issued the order shortly after breaking off negotiations with the company during which TCML offered to fund human health and ecological studies, at an estimated cost of US$13 million, to address the possible impact of historical discharges from the Trail Metallurgical Operations in British Columbia. Both the Government of Canada and the company have the view that the EPA does not have jurisdiction to apply U.S. law in Canada.

The Government of Canada and the Government of the US are continuing to pursue a bilateral agreement to facilitate the studies and appropriate remediation to address environmental concerns about the area. Such an agreement could provide a basis under which TCML's offer of funding for this work could be implemented.

There can be no assurance that the offer to fund the studies will resolve the matter, or that TCML or its affiliates will not be faced with liability in relation to this matter. Until studies of the kind described above are completed, it is not possible to estimate the extent and cost, if any, of remediation that may be required.

Competition Investigation

Teck Cominco Metals Ltd., as the marketing agent for Highland Valley Copper Partnership (HVC), has responded to an Order issued pursuant to the Competition Act to produce documents relevant to the marketing of custom copper concentrates. The company understands that this is part of an ongoing industry-wide investigation involving major copper concentrate producers commenced in Canada, the US and Europe to determine whether there is evidence of a cartel agreement and related illegal practices concerning pricing, customer allocation and market sharing in the copper concentrate sector.

The company has been advised by the United States Department of Justice that it intends to close its investigation. There can be no assurance that the investigation will not result in further regulatory action against the company or HVC in Canada or elsewhere or that HVC or the company will not face prosecution or liability under the Act otherwise in relation to the investigation. The company can also offer no guidance or assurance as to the course of the on-going investigation or when the on-going investigation will be completed. The company is cooperating in the continuing investigation.

Tax recovery

The company has appealed the assessment of mining taxes by the Province of Ontario on gold hedging gains at the Williams mine. In a similar case, the Supreme Court of Ontario has recently ruled that gold hedging gains are exempt from Ontario mining taxes. The Province of Ontario has sought leave to appeal this ruling to the Supreme Court of Canada. The company is currently assessing the effect of this court ruling and has not recorded any recovery of the disputed amounts pending possible appeal and the results of discussions with the Province of Ontario. The amount of mining taxes and interest which may be recovered is approximately $16 million.

Pension Lawsuit

In May 2004, the Supreme Court of Canada denied the application of a pensioner group for leave to appeal a decision of the British Columbia Court of Appeal affirming a decision of the B.C. Supreme Court in favour of the former Cominco Ltd. (now TCML). The case involved the transfer of funds from one of the company's pension plans to a successor plan when the two plans were merged in the 1980's.

(c) Commitments and guarantees

Red Dog Commitments

Teck Cominco Alaska Inc. (TCAK), a subsidiary company, has a royalty agreement with NANA Regional Corporation (NANA) on whose land the Red Dog mine is situated. Under the terms of the agreement, NANA receives an annual net smelter return royalty equal to the greater of 4.5% of Red Dog's net smelter return or US$1 million. After TCAK recovers certain capital expenditures including an interest factor and all advance royalties, the royalty will be 25% of net proceeds of production from the Red Dog mine increasing in 5% increments every fifth year to a maximum of 50%.

TCAK leases road and port facilities from the Alaska Industrial Development and Export Authority through which it ships all ore concentrate produced at the Red Dog mine. The lease requires TCAK to pay a minimum annual user fee of US$18 million, with fee escalation provisions based on zinc price and annual tonnage.

TCAK has also entered into agreements for the transportation and handling of concentrates from the millsite. These agreements have varying terms expiring at various dates through 2010 and include provisions for extensions. There are minimum tonnage requirements and the annual fees amount to approximately US$9 million, with adjustment provisions based on variable cost factors.

Antamina Royalty

On the acquisition of the company's interest in the Antamina mine, the company granted the vendor a net profits royalty equivalent to 7.4% of the company's share of the project's free cash flow after recovery of capital costs and an interest factor on approximately 60% of project costs.

Elk Valley Coal Partnership Guarantee

The Elk Valley Coal Partnership has provided an unsecured guarantee, limited in recourse against the company to the assets of Elk Valley Coal and the interest of the company therein, with respect to up to $420 million of borrowings by Fording incurred principally in connection with the financing of the transaction pursuant to which the company acquired its interest in Elk Valley Coal.

Operating Leases

Amounts payable under operating leases are estimated to be $63 million, with annual payments of $19 million in 2005, $14 million in 2006, $11 million in 2007, $10 million in 2008, $8 million in 2009 and $1 million thereafter. The leases are primarily for office premises, equipment and rail cars.

Forward Purchase Commitments

The company has a number of forward purchase commitments for the purchase of concentrates and power, and for shipping and distribution of its products which are incurred in the normal course of business. The majority of these contracts are subject to force majeure provisions.

Environmental Protection

The company's operations are affected by federal, provincial, state and local laws and regulations concerning environmental protection. The company's provisions for future reclamation and site restoration are based on known requirements. It is not possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

19. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash, accounts and settlements receivable, long-term receivables and deposits, other investments, accounts payable, long-term debt and other liabilities represent their fair value unless otherwise disclosed. The carrying amounts and the quoted market values of the company's investments are disclosed in note 5, and the debentures exchangeable for Inco common shares are disclosed in note 12. The market values for derivative and financial instruments are disclosed in note 18(a). The fair value estimates for the 6.875% debenture, the 7% debenture and the convertible debentures are based on market prices.

The carrying amounts and estimated fair values of the company's other financial instruments at December 31 are summarized as follows:

	2004		2003	
($ in millions)	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
6.875% debentures due February 2006	$181	$186	$194	$207
7% debentures due September 2012	238	265	255	280
Antamina senior debt	245	245	323	323
Convertible debentures	–	–	202	209
Cajamaquilla debt	–	–	78	78

20. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

The effect of the material measurement differences between generally accepted accounting principles (GAAP) in Canada and the United States on the company's net earnings and shareholders' equity is summarized as follows:

($ in millions, except per share data)	2004	2003	2002
Net earnings under Canadian GAAP	$ 617	$ 134	$ 13
Add (deduct)			
Inventory valuation (a)	–	17	(12)
Exchangeable debentures due 2024 and convertible debentures (b)	(6)	(3)	(3)
Unrealized holding gains (losses) on investments (d)	(51)	94	33
Share of earnings (losses) in Antamina and FCCT (c)	(3)	12	1
Deferred start-up costs (e)	(4)	3	3
Stock-based compensation expense (i)	–	–	8
Derivative instruments (g)	77	46	(1)
Asset retirement obligations (h)	(4)	(4)	20
Capitalized interest (l)	2	–	–
Tax effect of adjustments	(16)	(75)	(17)
Net earnings before changes in accounting principle	612	224	45
Asset retirement obligation – cumulative adjustment (h)	–	(58)	–
Underground development amortization (k)	(7)	–	–
Tax effect of adjustments	3	21	–
Net earnings under US GAAP before comprehensive income adjustments	608	187	45
Unrealized holding gains (losses) on investments (d)	(4)	36	(32)
Cumulative translation adjustment (f)	(79)	(148)	(10)
Derivative instruments (g)	(33)	31	–
Minimum pension liability (j)	52	47	(60)
Tax effect of adjustments	(1)	(22)	40
Comprehensive income (loss)	$ 543	$ 131	$ (17)
Earnings per share, before changes in accounting principle and comprehensive income adjustments			
Basic	$ 3.17	$ 1.19	$ 0.24
Diluted	$ 2.96	$ 1.12	$ 0.22
Shareholders' equity under Canadian GAAP	$3,221	$2,427	$2,454
Cumulative adjustments to shareholders' equity			
Inventory valuation (a)	–	–	(17)
Underground development amortization (k)	–	7	7
Exchangeable debentures due 2024 and convertible debentures (b)	(107)	(113)	(115)
Share of losses in Antamina and FCCT (c)	(7)	(4)	(16)
Unrealized holding gains (losses) on investments (d)	(2)	53	(77)
Deferred start-up costs (e)	(14)	(10)	(13)
Derivative instruments (g)	189	145	68
Asset retirement obligations (h)	40	44	106
Minimum pension liability (j)	(28)	(80)	(127)
Capitalized interest (l)	2	–	–
Tax effect of adjustments	(51)	(37)	38
Shareholders' equity under U.S. GAAP	$3,243	$2,432	$2,308

(a) Coal Inventory Valuation at Bullmoose Mine

Under Canadian GAAP, production inventories may be recorded at net realizable value as there were long-term contracts for sale. US GAAP requires such inventory to be valued at the lower of cost and market. The Bullmoose mine was closed during 2003.

(b) Exchangeable Debentures due 2024 and Convertible Debentures

Under Canadian GAAP a portion of the convertible debentures which were settled in full during 2004 was classified as equity. The difference between the carrying amount of the debentures and the contractual liability was amortized to earnings. Similarly, the exchangeable debentures due 2024 have been classified as equity with related interest being charged directly to retained earnings. Under US GAAP both debentures would be classified as liabilities and interest would be charged against current period earnings.

(c) Share of Earnings (Losses) in Antamina and Fording Canadian Coal Trust (FCCT)

Adjustments in respect of the company's share of earnings in Antamina and FCCT arise due to various differences between US and Canadian GAAP. Prior to June 30, 2003, the company equity-accounted its interest in Antamina. The company began to proportionately consolidate its investment in Antamina on July 1, 2003. As a result, the company's share of US GAAP reconciling items for Antamina are separately included in the related adjustments beginning July 1, 2003.

(d) Unrealized Holding Gains (Losses) on Investments

For US GAAP purposes, the company's marketable securities are considered to be either available-for-sale securities or trading securities. Available-for-sale securities are carried at market value with unrealized gains or losses included in comprehensive income until realized or an other than temporary decline occurs. The company's trading securities are carried at market value with unrealized gains or losses included in net earnings.

(e) Deferred Start-Up Costs

Under Canadian GAAP, certain mine start-up costs are deferred until the mine reaches commercial levels of production and are amortized over the life of the project. Under US GAAP, these costs are expensed as incurred.

(f) Comprehensive Income

Under US GAAP, comprehensive income is recognized and measured in accordance with FASB Statement No. 130 (SFAS 130) "Reporting Comprehensive Income". Comprehensive income includes all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income includes two components, net income and other comprehensive income (OCI). OCI includes amounts that are recorded as an element of shareholders' equity but are excluded from net income as these transactions or events were attributable to changes from non-owner sources. These items include minimum pension liability adjustments, holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations. Comprehensive income and OCI are currently not a component of Canadian GAAP.

(g) Derivative Instruments

Effective January 1, 2004, the company adopted Accounting Guideline-13, "Hedging Relationships" for Canadian GAAP and designated substantially all derivative positions as hedges (Note 18).

For US GAAP purposes, the company adopted the provisions of FASB Statement No. 133 (SFAS 133), "Accounting for Derivative Instrument and Hedging Activities", effective January 1, 2001. SFAS 133 requires that all derivatives be recorded on the balance sheet as either assets or liabilities at their fair value. The accounting for changes in the fair value of derivatives depends on whether it has been designated and qualifies as part of a hedging relationship.

For fair value hedges, the effective portion of the changes in fair value of the derivatives is offset by changes in the fair value of the hedged item. For cash flow hedges the effective portion of the changes in fair value are accumulated in OCI and released into income when the hedged item affects net earnings.

Under US GAAP, the company's Inco exchangeable debenture includes an embedded derivative which must be separately recorded on the balance sheet at fair value. Changes in the fair value of the embedded derivative are included in net earnings.

In 2004 and 2003, certain instruments entered into by the Elk Valley Coal Partnership were designated as cash flow hedges. For US GAAP purposes, the company did not designate any other derivatives as hedges under SFAS 133 in the periods presented.

(h) Asset Retirement Obligations

For US GAAP purposes the company adopted FASB Statement No. 143, "Accounting for Asset Retirement Obligations", effective January 1, 2003. The company adopted the provisions of CICA 3110, "Asset Retirement Obligations", for Canadian GAAP purposes effective January 1, 2004, and retroactively restated the Canadian GAAP results to account for this policy change.

The Canadian and US standards for Asset Retirement Obligations are substantially the same; however due to the difference in adoption dates, different assumptions were used. This resulted in differences in the asset and liability balances on adoption and will result in different amortization and accretion charges over time.

(i) Stock-based Compensation

For US GAAP purposes, the company adopted FASB Statement No. 123 (SFAS 123), "Accounting for Stock-based Compensation" and FASB Statement No. 148 (SFAS 148), "Accounting for Stock-based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123", effective January 1, 2004. SFAS 123 requires the use of the fair value method of accounting for stock-based compensation. The company utilized the provisions of SFAS 148 for retroactive statement of net income and earnings per share for all periods presented. These standards are consistent with the revised provisions of CICA 3870, adopted for Canadian GAAP effective January 1, 2004 (Note 3). As the company adopted with retroactive restatement of prior periods, there will no longer be a Canadian to US GAAP difference.

(j) Additional Minimum Pension Liability

For US GAAP purposes, the company is required to recognize an additional minimum pension liability in the amount of the excess of the company's unfunded accrued benefit obligation over the fair value of the plan assets. An intangible asset is recorded equal to any unrecognized past service costs. Changes in the additional minimum pension liability and intangible asset are recorded in OCI.

(k) Underground Development Amortization

Under Canadian GAAP, the company retroactively adopted the block method of underground amortization, effective January 1, 2004, which resulted in a $4 million charge to opening retained earnings. US GAAP requires that such a change be accounted for as a cumulative adjustment through the current period income statement. Income under US GAAP has been reduced by $4 million after-tax during 2004 and no difference in ending shareholders' equity exists between US and Canadian GAAP.

(l) Capitalized Interest

For US GAAP purposes, interest costs must be capitalized for all assets that are under development. For Canadian GAAP, interest is capitalized only on project specific debt.

(m) Variable Interest Entities

For US GAAP purposes, the company adopted Interpretation No. 46 (FIN 46R) "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51" effective January 2004. FIN 46R establishes accounting guidance for consolidation of variable interest entities. Adoption of this statement for US GAAP purposes has not resulted in any effect to earnings or retained earnings. In Canada, Accounting Guideline 15 "Consolidation of Variable Interest Entities" will be adopted effective January 2005.

(n) Recent U.S. Accounting Pronouncements

In November 2004, FASB issued Statement No. 151 (SFAS 151) Inventory Costs which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. This statement requires that those items be recognized as current-period charges and the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facility. This standard is effective for inventory costs incurred during years beginning on or after June 15, 2005 and is not expected to have a material impact on the company.

In December 2004, FASB issued Statement 123R (SFAS 123R) "Accounting for Stock-based Compensation". As the company adopted SFAS 123R during 2004, there is no material impact on the company.

21. SEGMENTED INFORMATION

The company has six reportable segments: zinc smelters, zinc mines, copper, gold, coal, and corporate and other. The corporate segment includes the company's investment, exploration and development activities. Sales between segments, initially recorded at arm's length prices, are eliminated in the Inter-Segment column. Segments include operations based upon the principal product produced.

2004								
($ in millions)	Zinc Smelters	Zinc Mines	Copper	Gold	Coal	Corporate and Other	Inter-Segment	Total
Revenues	$1,006	$ 643	$ 1,100	$ 142	$ 645	$ 17	$ (125)	$ 3,428
Operating profit	135	203	628	32	125	1	–	1,124
Interest on long-term debt	–	–	(15)	–	–	(46)	–	(61)
Depreciation and amortization	(47)	(68)	(107)	(22)	(31)	–	–	(275)
Property, plant and equipment	1,002	1,040	813	250	368	15	–	3,488
Total assets	1,297	1,456	1,197	263	513	1,333	–	6,059
Capital expenditures	24	37	17	82	53	3	–	216

2003								
($ in millions)	Zinc Smelters	Zinc Mines	Copper	Gold	Coal	Corporate and Other	Inter-Segment	Total
Revenues	$ 800	$ 430	$ 394	$ 143	$ 547	$ 13	$ (99)	$ 2,228
Operating profit	24	42	83	30	91	4	(4)	270
Interest on long-term debt	–	–	(9)	–	–	(56)	–	(65)
Depreciation and amortization	(46)	(66)	(65)	(19)	(27)	–	–	(223)
Equity earnings	–	–	10	–	–	–	–	10
Property, plant and equipment	1,239	1,137	764	198	367	18	–	3,723
Total assets	1,561	1,496	944	212	476	686	–	5,375
Capital expenditures	39	52	22	23	19	3	–	158

2002								
($ in millions)	Zinc Smelters	Zinc Mines	Copper	Gold	Coal	Corporate and Other	Inter-Segment	Total
Revenues	$ 769	$ 462	$ 277	$ 133	$ 463	$ 13	$ (75)	$ 2,042
Operating profit	19	(34)	32	20	112	4	2	155
Interest on long-term debt	–	–	–	–	–	(60)	–	(60)
Depreciation and amortization	(42)	(82)	(50)	(16)	(16)	–	–	(206)
Equity earnings	–	–	17	–	–	–	–	17
Property, plant and equipment	1,299	1,248	583	198	159	14	–	3,501
Total assets	1,606	1,722	667	213	258	600	–	5,066
Capital expenditures	65	50	31	18	11	2	–	177

Note: Included in Corporate and Other are undeveloped mineral properties and investments.

The geographic distribution of the company's property, plant and equipment and external sales revenue is as follows, with revenue attributed to regions based on the location of the customer:

	Property, Plant & Equipment		Revenues		
($ in millions)	2004	2003	2004	2003	2002
Canada	$ 1,732	$ 1,663	$ 583	$ 408	$ 333
United States	1,213	1,169	680	591	632
Latin America	532	850	156	66	38
Asia	11	41	1,321	795	666
Europe	–	–	688	368	373
	$ 3,488	$ 3,723	$ 3,428	$ 2,228	$ 2,042

($ in millions, except per share information)	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Balance Sheet										
Working capital	**1,351**	541	635	609	760	249	268	324	430	171
Total assets	**6,059**	5,375	5,066	5,241	5,210	2,662	2,340	2,359	2,580	1,990
Long-term debt	**627**	1,045	933	1,005	875	425	452	416	351	377
Shareholders' equity	**3,221**	2,427	2,454	2,486	1,653	1,613	1,275	1,344	1,530	1,288
Earnings and Cash Flow										
Revenue	**3,428**	2,228	2,042	2,184	1,153	622	715	720	732	714
Operating profit	**1,124**	270	155	364	234	78	94	106	137	161
Depreciation and amortization	**275**	223	206	230	142	93	96	94	89	80
Interest	**61**	65	60	74	55	49	44	42	34	31
Exploration	**42**	30	34	59	32	27	30	39	36	33
Earnings before unusual items	**669**	93	13	89	73	45	15	50	64	89
Unusual items, net of taxes	**(52)**	41	–	(122)	–	–	(64)	(225)	191	–
Net earnings (loss)	**617**	134	13	(33)	73	45	(49)	(175)	255	89
Cash flow from operations	**1,143**	314	185	393	233	110	128	140	158	155
Sale of investments	**21**	24	28	43	13	38	20	16	121	10
Capital expenditures	**216**	158	177	326	207	237	146	202	154	90
Investments	**132**	297	18	313	148	192	20	70	60	135
Per Share										
Net earnings before unusual items	**$3.45**	$0.49	$0.06	$ 0.61	$0.66	$0.42	$ 0.15	$ 0.51	$0.66	$0.97
Net earnings (loss)	**$3.18**	$0.71	$0.06	$(0.25)	$0.66	$0.42	$(0.51)	$(1.81)	$2.65	$0.97
Dividends - Class A and Class B shares	**$0.30**	$0.20	$0.20	$ 0.20	$0.20	$0.20	$ 0.20	$ 0.20	$0.20	$0.20

Notes:

(1) *The company accounted for its investment in Cominco on an equity basis, with its interest in Cominco shown as an investment on the balance sheet and its share of earnings as equity earnings on the earnings statement, until it increased its ownership to 50% in October 2000. Commencing the fourth quarter of 2000, the Cominco accounts were consolidated, resulting in major increases to the balance sheet and earnings statement numbers offset by a provision for the 50% minority interest. In July 2001, the company acquired the remaining 50% through a merger with Cominco, eliminating the minority interest provisions.*

(2) *Antamina results are consolidated beginning July 1, 2003 and were equity accounted for before that date.*

(3) *Certain numbers have been restated due to the adoption of new accounting standards.*

(4) *Unusual items comprise significant writedowns and gains and losses on disposition of investments.*

Mineral Reserves [1] at December 31, 2004

		Proven		Probable		Total		
		tonnes (000's)	grade (g/t) [2]	tonnes (000's)	grade (g/t)	tonnes (000's)	grade (g/t)	Teck Cominco Interest (%)
Gold	Williams							50
	Underground	3,680	5.57	2,060	5.04	5,740	5.38	
	Open-pit	10,280	1.65	7,610	1.70	17,890	1.67	
	David Bell	1,670	10.57			1,670	10.57	50
	Pogo			7,000	16.12	7,000	16.12	40
		tonnes (000's)	grade (%)	tonnes (000's)	grade (%)	tonnes (000's)	grade (%)	
Copper	Antamina	251,000	1.26	217,000	1.17	468,000	1.22	22.5
	Highland Valley	136,100	0.43	30,400	0.43	166,500	0.43	97.5
	Louvicourt	600	2.43			600	2.43	25
Zinc	Antamina	251,000	1.04	217,000	0.89	468,000	0.97	22.5
	Red Dog	22,900	20.5	52,700	16.7	75,600	17.9	100
	Louvicourt	600	1.9			600	1.9	25
	Pend Oreille	4,900	7.6	400	7.0	5,300	7.5	100
Lead	Red Dog	22,900	5.7	52,700	4.3	75,600	4.7	100
	Pend Oreille	4,900	1.3	400	0.5	5,300	1.2	100
Molybdenum	Antamina	251,000	0.030	217,000	0.029	468,000	0.030	22.5
	Highland Valley	136,100	0.007	30,400	0.007	166,500	0.007	97.5
Coal [4]	Fording River	145,000		112,000		257,000		43.4 [5]
	Elkview	184,000		65,000		249,000		43.4
	Greenhills	91,000		7,000		98,000		34.8
	Coal Mountain	27,000		1,000		28,000		43.4
	Line Creek	19,000				19,000		43.4
	Cardinal River [6]	36,000		25,000		61,000		43.4

Notes to Mineral Reserves and Resources Tables

(1) *Mineral reserves and resources are mine and property totals and are not limited to Teck Cominco's interest.*
(2) *g/t = grams per tonne.*
(3) *Grade reported as %TiO_2.*
(4) *Coal reserves expressed as tonnes of clean coal. Coal resources are expressed as in situ tonnes.*
(5) *Representing a 38% interest in Elk Valley Coal Partnership plus a 5.4% indirect interest through investment in Fording Canadian Coal Trust.*
(6) *Cheviot Creek pit of Cardinal River operations.*
(7) *Other refers to the aggregated measured, indicated and inferred resources associated with five undeveloped or non-operating properties. Tonnages represent Elk Valley Coal Partnership's interest in these properties.*

Mineral Resources [1] at December 31, 2004

		Measured		Indicated		Inferred		
		tonnes (000's)	grade (g/t) [2]	tonnes (000's)	grade (g/t)	tonnes (000's)	grade (g/t)	Teck Cominco Interest (%)
Gold	Williams							50
	Underground	1,000	4.43	2,930	6.71	6,820	5.32	
	Open-pit	2,020	1.78	2,650	1.74	860	1.93	
	David Bell							50
	Underground	240	8.64					
	Open-pit			680	3.77			
	Pogo			770	8.92	1,230	16.90	40
	Lobo-Marte							60
	Lobo			64,210	1.79	5,660	1.70	
	Marte			33,470	1.58	3,590	1.35	
	Morelos					30,650	3.27	78.8
	Kudz Ze Kayah			11,300	1.30	1,500	2.00	100
		tonnes (000's)	grade (%)	tonnes (000's)	grade (%)	tonnes (000's)	grade (%)	
Copper	Antamina	28,000	0.51	30,000	0.47	27,000	0.79	22.5
	Highland Valley	197,400	0.45					97.5
	San Nicolas	1,880	0.73	78,080	1.34	7,020	1.28	79
	Kudz Ze Kayah			11,300	0.90	1,500	0.14	100
Zinc	Antamina	28,000	0.21	30,000	0.27	27,000	1.00	22.5
	Red Dog			7,700	18.8	30,200	15.5	100
	San Nicolas	1,880	3.6	78,080	1.8	7,020	1.4	79
	Pend Oreille					3,300	6.6	100
	Lennard Shelf	1,400	8.8	1,400	8.1	300	8.2	50
	Kudz Ze Kayah			11,300	5.9	1,500	6.4	100
	Sä Dena Hes			2,190	10.4			50
Lead	Red Dog			7,700	5.3	30,200	4.5	100
	Pend Oreille					3,300	1.3	100
	Lennard Shelf	1,400	2.2	1,400	1.8	300	1.7	50
	Kudz Ze Kayah			11,300	1.5	1,500	3.1	100
	Sä Dena Hes			2,190	2.6			50
Molybdenum	Antamina	28,000	0.034	30,000	0.030	27,000	0.016	22.5
	Highland Valley	197,400	0.007					97.5
Titanium	White Earth [3]			428,000	11	1,031,000	10	100
Coal [4]	Fording River	460,000		194,000		2,721,000		43.4 [5]
	Elkview	1,318,000		308,000		181,000		43.4
	Greenhills	5,000		325,000		650,000		34.8
	Coal Mountain	66,000		41,000		24,000		43.4
	Line Creek	65,000		177,000		119,000		43.4
	Cardinal River [6]	2,000		9,000		4,000		43.4
	Other [7]	213,000		274,000		473,000		43.4

STANDARD

Proven and Probable Mineral Reserves and Measured, Indicated and Inferred Mineral Resources have been estimated in accordance with the definitions of these terms adopted by the Canadian Institute of Mining, Metallurgy and Petroleum in November 2004 and incorporated in National Instrument 43-101, "Standards of Disclosure for Mineral Projects", by Canadian Securities Regulatory Authorities. Estimates of coal reserves and resources have been prepared and classified using guidance from GSC Paper 88-21. Classification terminology conforms with NI 43-101. Mineral Resources are reported separately from, and do not include that portion of the Mineral Resources that is classified as Mineral Reserves. That portion of *Mineral Resource* which is not classified as *Mineral Reserve* does not have demonstrated economic value.

DEFINITIONS

A *Mineral Resource* is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An *Inferred Mineral Resource* is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An *Indicated Mineral Resource* is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A *Measured Mineral Resource* is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

A *Mineral Reserve* is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A *Probable Mineral Reserve* is the economically mineable part of an Indicated and in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A *Proven Mineral Reserve* is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study that economic extraction can be justified. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

METHODOLOGIES AND ASSUMPTIONS

Mineral reserve and resource estimates are based on various assumptions relating to operating matters, including with respect to production costs, mining and processing recoveries, mining dilution, cut-off values or grades, as well as assumptions relating to long term commodity prices and in some cases, exchange rates.

Methodologies used in reserve and resource estimates vary from property to property depending on the style of mineralization, geology and other factors. Geostatistical methods have been used in the estimation of reserves at the company's material base metal properties.

Gold Properties

Mineral reserves at Williams and David Bell have been estimated on the basis of an assumed gold price of US$350/oz and mineral resources have been estimated based on an assumed gold price of US$400/oz. Underground mineral reserves would not be materially increased should the price of gold increase, since the extraction sequence has been established on the basis of geotechnical considerations as well as economics, and has largely been fixed. Open-pit mineral reserves are sensitive to price, cost of processing, metallurgical recovery and other factors, and are subject to change should these factors change.

Mineral reserves at Pogo have been estimated on the basis of US$300/oz, which was the assumed price of gold used in the feasibility study on which the production decision was made. At the current gold price of US$420/oz, some additional mineralization on the fringes of the orebody may become economic but this will not materially increase the reserves. Mineral resources at Pogo and Morelos have been estimated using an assumed gold price of US$400/oz while those at Lobo-Marte have been estimated on the basis of an assumed gold price of US$360/oz.

Highland Valley Copper

Copper mineral reserves at Highland Valley Copper are estimated on the basis of an assumed copper price of US$0.70/lb. Mineral resources are estimated on an assumed price of US$0.90/lb. Conversion of the mineral resources to reserves, which would extend the mine life to 2013, will be contingent upon further geotechnical investigations and the development of satisfactory designs for extraction of this material.

Antamina

Mineral reserves at Antamina have been estimated using an assumed copper price of US$0.90/lb and US$0.50/lb for zinc. Extensive programs of diamond drilling were carried out in 2003 and 2004 to improve local estimates and to better define the distribution of impurities within the orebody. In 2005, the reserves will be re-estimated incorporating this new information and a new ultimate pit will be designed. This may result in changes to the mineral reserves. Ore at Antamina comprises two general types: copper ores, from which copper and molybdenum concentrates may be produced, and copper zinc ores, from which copper and zinc concentrates are produced. Proven reserves include stockpiled material which is expected to be processed later in the life of the mine.

Red Dog

At Red Dog, mineral reserves and mineral resources mineable by open pit have been estimated at an assumed zinc price of US$0.55/lb. Underground inferred resources at Red Dog, extraction of which is expected to take place more than 25 years in the future, have been estimated on the basis of an assumed zinc price of US$0.70/lb.

Pend Oreille

Mineral reserves and resources at Pend Oreille have been estimated using an assumed zinc price of US$0.45/lb which was the price used in the feasibility study. Higher metal prices will not result in significant increases in reserves and resources, since the boundaries of the orebody are geological features. Conversion of resources to reserves would require positive results from additional drilling and engineering studies.

Coal Properties

Coal reserves are coal quantities that are anticipated to be mineable, based on feasibility studies, utilizing existing technology, under prevailing economic conditions and which have no legal impediments to mining. The coking coal price assumed in reserve determination is approximately US$39 to US$43 per tonne FOB (free on board) at Roberts Bank terminal. Coal reserves are reported in metric tonnes of clean coal after mining and processing losses but including coal used in plant operations.

Other Resources

Mineral resources at Sä Dena Hes, Kudz Ze Kayah, San Nicolas and Lennard Shelf are based on assumed prices between US$0.45 and US$0.60/lb for zinc and, in the case of San Nicolas, US$0.90/lb for copper.

RISKS AND UNCERTAINTIES

Mineral Reserves and Mineral Resources are estimates of the size and grade of the deposits based on the assumptions and the parameters currently available. These assumptions and parameters are subject to a number of risks and uncertainties, including, but not limited to, future changes in metals prices and/or production costs, differences in size and grade and recovery rates from those expected, and changes in project parameters due to changes in production plans. There are no known environmental, permitting, legal, title, taxation, sociopolitical, marketing or other relevent issues that would materially affect the mineral reserves or resources.

These risks and uncertainties are discussed under the heading "Risks and Uncertainties" in the company's most recent Annual Information Form on file with Canadian Securities Regulatory Authorities.

QUALIFIED PERSONS

Estimates of the mineral reserves and resources for the company's material properties have been prepared under the general supervision of William P. Armstrong, P.Eng., who is an employee of Teck Cominco. Mineral reserve and resource estimates for Antamina have been prepared under the supervision of Dan Gurtler, AIMM, who is an employee of Compañia Minera Antamina. Messrs. Armstrong and Gurtler are Qualified Persons for the purposes of National Instrument 43-101. Estimates of reserves and resources at Elkview, Fording River, Greenhills, Coal Mountain, Line Creek and Cardinal River were prepared under the general supervision of Colin McKenny, P. Geol., an employee of Elk Valley Coal Partnership, who is the Qualified Person for the purposes of National Instrument 43-101.

FRED S. DALEY
Vice President, Exploration

JON A. COLLINS
Vice President, Exploration Business Development

JOHN F.H. THOMPSON
Chief Geoscientist



Through its ten regional offices, Teck Cominco Limited undertakes exploration for copper, gold, zinc, and diamonds. The company continually fosters contacts with others in the exploration business to identify new acquisition or joint venture opportunities. Direct exploration expenditures in 2004 amounted to $42 million, and approximately $22 million was spent by other parties exploring properties where Teck Cominco retains a significant back-in right.

COPPER

The search for open pitable porphyry deposits remains focused in northern Chile, southern Peru, northern Mexico and Arizona. Highlights included the discovery of significant copper mineralization on the 100%-owned Zafranal property in southern Peru. Mineralized drill intervals include 110 metres of 1.25% copper, and 77 metres of 1.75% copper within broader intervals of +250 metres of +0.7% copper. Additional drilling is planned in 2005.

GOLD

Mexico, Peru, Chile, Argentina, and Australia were the main jurisdictions for gold exploration. Target types are high sulphidation, shear zone – vein hosted, and intrusive-related gold systems. Highlights included an increase in gold resources on the 78%-owned Morelos Norte (El Limon) project in Mexico. Using a gold price of US$400/ounce and a cutoff grade of 0.7 grams per tonne gold, the open pitable, inferred mineral resource is now 3.2 million ounces of gold at a grade of 3.3 grams per tonne gold. The company and its partner, Wheaton River Minerals Ltd., are reviewing plans for 2005.

ZINC

The exploration focus remains zinc oxide in Mexico and Namibia and zinc sulphide in Alaska and Western Australia. Highlights from Mexico include drill intersections of 20 metres of 32% zinc from the San Vicente project and hand samples grading 42% zinc from regional sampling programs. Several new properties have been staked and will be evaluated in 2005. Limited exploration in the Red Dog district included a drill hole north of Anarraaq which intersected 35 metres of 14.7% zinc. Additional exploration in the Red Dog camp is planned for 2005. On the Lennard Shelf project in Western Australia (Noranda earning a 50% interest) drilling on the Palijippa prospect discovered new carbonate-hosted zinc mineralization, with the best intersection being 10.5 metres of 11% zinc. Exploration will continue at Lennard Shelf in 2005.

DIAMONDS

The company's sole diamond project, on Victoria Island, is a joint venture with Diamonds North Resources Ltd. Encouraging 2004 results include the discovery of two new kimberlite occurrences and drilling on the diamond-bearing King Eider kimberlite body which returned widths approaching 100 metres. Microdiamond analyses are pending. Several other kimberlite bodies and numerous geophysical targets will be drilled in 2005.

Teck Cominco continued its program of development and application of advanced technologies in 2004 in support of its exploration, mining and refining activities.

University research and education is supported through the Norman B. Keevil Chair in Mineral Exploration and the industrial Research Chair in Hydrometallurgy at the University of British Columbia, the NSERC Chair in Mineral Processing at McGill University, the Teck Chair in Exploration Geophysics at the University of Toronto, and a Canadian Mining Chair at the Universidad Catolica de Chile.

The Corporate Research Group at Trail assists Teck Cominco business units in the development and application of advanced technologies in mineral processing, refining and environmental control. State of the art mineral analysis equipment was installed to support exploration and ore processing activities. Expertise and methodologies were established within the Group in coal processing to support Teck Cominco's interest in metallurgical coal production.

The Products Development Group at Trail identifies and develops value-added opportunities for materials processed at the Trail Refinery. Activities in 2004 included the expansion of the market for Teck Cominco Low Alpha Lead used in the manufacture of high performance computer chips, successfully patenting a germanium-based catalyst for use in plastics manufacture and continuing development of processes for the recycling of electronic scrap materials at the Trail refinery.

The Product Technology Centre (PTC), located in Mississauga, Ontario, is engaged in the development of technologies and the provision of technical services for customers of metals mined and refined by Teck Cominco. A galvanizing simulator laboratory for high strength steels, sponsored by the Canadian foundation for Innovation, was installed at PTC in partnership with McMaster University and Stelco Ltd.; commercialization of patented technology to produce extruded lead strip for the production of lighter, lower-cost lead-acid batteries was initiated; and the burgeoning demand for indium in the manufacture of Flat Panel displays was supported by identifying indium recycling opportunities.

DOUGLAS H. MAGOON
General Manager, Technology



Teck Cominco's patented Hydrozinc™ technology for zinc production is strongly complemented by the proprietary CESL hydrometallurgical process for the treatment of nickel, copper and copper-gold concentrates. The CESL process replaces historic pyrometallurgical processes at lower capital cost while demonstrating better environmental characteristics and the ability to treat concentrates containing a broad range of deleterious elements including fluorine, arsenic and bismuth.

A Canadian patent for CESL's nickel process was granted in 2004. The technical and commercial viability of a gold and silver extraction process was demonstrated and pilot plant programs undertaken with Companhia Vale do Rio Doce (CVRD), culminating in the approval by CVRD of a project to build a 10,000 tonne per year copper plant in the Carajas region of Brazil that will commence production in mid 2007.

Teck Cominco is committed to making a positive contribution toward sustainable development by balancing the economic, social and environmental consequences of its activities.

Teck Cominco's policies and practices for environment, safety, health and community relations are set out in its Corporate Charter and its Code of Business, Environmental and Health and Safety Practices which are posted on the company's website. The company's Sustainability Report which provides details on progress and performance in this area can be found at www.teckcominco.com/sustainability/reports.htm.

Significant progress was made during the year to upgrade environmental management systems at operations to conform with ISO 14001 standards. The Red Dog mine in Alaska, became ISO 14001:1996 certified in May. Fording River, the largest coal mine in the Elk Valley Coal Partnership, was re-certified as compliant with ISO 14001:1996 in June. Following an ISO 14001:1996 Registration Audit conducted in mid-December, the Greenhills operation was provided its ISO registration on January 20, 2005.

Continual improvement of environmental performance remains a company priority which is pursued at every operation. For example, dust management is a priority at the Red Dog mine. After intensive sampling and field evaluation of areas surrounding the port site, the haul road and mine site, a comprehensive ecological and human health risk assessment will be completed with public input over the next year. Many control improvements were made at the mine site in 2004 including modifications at the concentrate storage building and the adoption of new procedures for managing tailings disposal, traffic patterns and stockpiles.

The company received four awards during 2004:

1. The British Columbia Metal Mining Citation for outstanding achievement for reclamation at a metal mine (Sullivan mine);
2. The British Columbia Coal Mining Citation for outstanding achievement for reclamation at a coal mine (Fording River mine);

DOUGLAS H. HORSWILL
Senior Vice President, Environment and Corporate Affairs

MICHEL P. FILION
Vice President, Environment



3. The Jake MacDonald British Columbia Mine Reclamation Award for exemplary reclamation efforts and history of cumulative reclamation (Bullmoose mine);
4. The Platinum Award for Corporate Excellence from the North West Mining Association in recognition of Teck Cominco American's outstanding proactive work in incorporating sustainable development principles and community involvement in the permitting and operation of the Pend Oreille mine.

In addition to the company's awards, David Thompson, Deputy Chairman and CEO, received the 2004 Ethics in Action individual impact award in October. The award acknowledged Mr. Thompson's role in leading Teck Cominco and its employees with their support of charitable events and community development around the globe.

Teck Pogo's experience with permitting of the Pogo mine in 2004 demonstrated the value of the company's commitment to environmental and community responsibility. The Northern Alaska Environmental Center's appeal of an important permit was quickly dropped once the strong environmental protection measures proposed for the property were fully understood. The community, the Governor of Alaska, and the regulatory authorities all supported the company through this process.

Teck Cominco Health & Safety Statistics*

	2001	2002	2003	2004
Lost-time Accidents	105	89	83	93
Fatalities	2	2	2	2
Frequency**	1.7	1.1	1.0	1.2
Severity***	240.5	186.7	95.5	191.4

* *All data other than fatalities excludes contractors*
** *Frequency - lost-time accidents per 200,000 hours worked*
*** *Severity - days lost per 200,000 hours worked*

In terms of safety performance, Teck Cominco did not achieve the superb numbers the company realized in 2003. However, the company's results in 2004 were above industry averages. Highland Valley Copper led the way with a lost-time accident frequency of less than 0.5 per 200,000 hours and its 10th consecutive win at the Zone and Provincial Mine Rescue Competitions. Trail Operations also had good performance in 2004 compared to its historic results.

It is with great regret that we must report two fatalities at Antamina as a result of a traffic-related accident. Our condolences go out to the families and the friends of both individuals involved.

Corporate Safety and Environment Goals and Achievements for 2004

Goals for 2004	Results in 2004
Lost-time accident frequency less than 0.95 per 200,000 hours worked.	Not achieved. Result for 2004 of 1.2 was a slight increase over 2002 and 2003.
No fatalities.	Not Achieved. Two Antamina employees were fatally injured in a vehicle accident while commuting to the job site.
No environmental enforcement actions.	Not achieved. Red Dog was fined US$25,000 for failure to monitor and report on two dust collectors in the mill. Williams paid a fine of $6,000, for failure to sample the discharge from a sedimentation pond during a severe rainstorm.
No significant environmental incidents.	Achieved. A minor incident involving a dike failure occurred during remediation work at the former Pinchi Lake mine. Impact to Pinchi Lake was minor and very short term.
Complete ISO conformant EMS implementation at Trail, Coal Mountain and ISO 14001:1996 certification at Red Dog.	Achieved. Red Dog was certified compliant in 2004. Fording River Coal Operations was re-certified. Pre-assessment completed at Coal Mountain. Pre-certification audits completed at Trail and Greenhills coal mine.

Goals for 2005

1. No fatalities.
2. No environmental incidents resulting in enforcement action.
3. Accident frequency of less than 1 per 200,000 hours.
4. Implement measures to reduce energy use per unit of production.
5. Implement measures to reduce greenhouse gas emissions per unit of production.

Norman B. Keevil, 67
University of Toronto (B.A. Sc.).
University of California, Berkeley (Ph. D.).
University of British Columbia (Honourary LL.D).
P.Eng (Ontario)

President and CEO of Teck Corporation 1981-2001.
Currently non-executive Chairman of the Board of Teck Cominco.
Director of Fording Inc.
Lifetime Director of the Mining Association of Canada.
Inducted into the Canadian Mining Hall of Fame in 2004.
(1)





J. Brian Aune, 65
Chartered Accountant.

Chairman and CEO of Nesbitt Thomson Inc. 1980-1990.
Currently President of Alderprise Inc., a private investment company.
Director of BMO Nesbitt Burns Corporation Limited, Constellation Software Inc., The CSL Group Inc., and Investors Group Corporate Class Inc.
(1), (3), (4), (5)

Robert J. Wright, 72
Trinity College, University of Toronto (B.A.).
Osgoode Hall Law School (LL.B.).

Partner with Lang Michener 1964-1989.
Chairman of the Ontario Securities Commission 1989-1993.
Chairman of the Board of Teck Corporation 1994-2000.
Deputy Chairman of Teck Corporation since 2000.
Trustee of the Fording Canadian Coal Trust.
Director of the Mutual Fund Dealers Association and the AARC Foundation.
Chairman, Armtec Infrastructure Income Fund.
Appointed a Member of the Order of Canada in 1997.
(1), (3), (5)





Lloyd I. Barber, 72
University of Saskatchewan (B.A. / B. Com.).
University of California, Berkeley (M.B.A.).
University of Washington (Ph. D.).

President Emeritus of the University of Regina.
Trustee of the Fording Canadian Coal Trust.
Director of CanWest Global, Molson Inc. and Greystone Capital Management.
Appointed a Companion, Order of Canada in 1993.
(3), (4), (6)

David A. Thompson, 65
London School of Economics (B.Sc. Econ.).
Harvard Business School (Advanced Management Program).

Co-Managing Director of Messina (Transvaal) to 1980.
Director of Teck Corporation since 1980 and Cominco since 1986.
President and Chief Executive Officer of Cominco 1995-2001.
Currently Deputy Chairman and Chief Executive Officer of Teck Cominco Limited.
Director of Fording Inc.
(1)





Hugh J. Bolton, 66
University of Alberta (B.A. Economics).

Managing Partner of Coopers & Lybrand Canada 1984-1990.
Chairman and CEO of Coopers & Lybrand Canada 1991-1998.
Currently Chairman of Epcor Utilities Inc. and of Matrikon Inc.
Director of the Toronto Dominion Bank, Canadian National Railway Company, and the Canadian Diabetes Association.
(2)

Donald R. Lindsay, 46*
Queens University (B.Sc., Mining Engineering, Honours).
Harvard Business School (M.B.A.).

Head, Global Mining Group, CIBC World Markets Inc. 1989-2004.
Head, Investment and Corporate Banking, CIBC World Markets Inc. 1997-2004.
Head, Asia Pacific Region, CIBC 2000-2004.
President, CIBC World Markets Inc. 2001-2004.
Appointed President of Teck Cominco Limited in January 2005.
** Appointed to the Board in February 2005*





James W. Gill, 55*
McGill University (B.A. Sc.) with Honors in Geology.
McGill University (Masters of Science Economic Geology).
Carleton University (Ph. D. Economic Geology).

President and CEO of Aur Resources since 1981.
Chairman and Director of Thundermin Resources Inc, Compressario Corporation.
Director of the Mining Association of Canada.
** Retired from the Board January 2005*

Masayuki Hisatsune, 56
University of Tokyo (B.A. Sc. Metallurgical Engineering).

Currently Vice-President and Director of Sumitomo Metal Mining America Inc.
Director of several subsidiaries of Sumitomo Metal Mining Co.
(5)



Norman B. Keevil III, 41
University of British Columbia (B.A. Sc. Mechanical Engineering).

Executive at RSI Research Ltd. 1989-1996.
CEO of Pyramid Automation Ltd. 1998-2004.
Currently COO of Triton Logging Inc.
(6)



Takuro Mochihara, 59
University of Tokyo, Faculty of Law.

Managerial positions at Mitsubishi Canada Ltd. and Mitsubishi Corporation 1986-2000. Currently General Manager, Projects, Minerals Resource Division & Non-Ferrous Metal Division of Sumitomo Metal Mining Co.
(1)



Warren S. R. Seyffert Q.C., 64
University of Toronto Law School (LL.B.).
York University, Osgoode Hall (LL.M).

Counsel to Lang Michener.
Former Chair of the Partnership, Managing Partner, Lang Michener.
Former lecturer "Law of Corporate Management", Osgoode Hall Law School.
Director of Allstate Insurance Company of Canada, Pafco Insurance Company, Pembridge Insurance Company, The Kensington Health Centre, the Kensington Foundation and St. Andrew Goldfields Ltd.
Honourary Trustee of the Royal Ontario Museum.
(6)





David R. Sinclair, 75
Chartered Accountant

Senior partner of Coopers & Lybrand 1955-1990.
Chairman of Vista Gold Corporation 1995-2001.
Board member of B.C. Cancer Foundation, B.C. Cancer Agency, and Canadian Cancer Agency.
Board member of the TRIUMF Nuclear Research Facility at UBC.
Board member of the Victoria Commonwealth Games Society and the University of Victoria.
(1), (2), (4)



Keith E. Steeves, 72
Chartered Accountant certification, Alberta, 1963.
Chartered Accountant certification, British Columbia, 1964.

Senior Vice-President Finance and Administration at Bethlehem Copper Corporation until 1981.
Officer of Teck Corporation 1981-1996.
Member of the British Columbia and the Canadian Institutes of Chartered Accountants.
(2), (4)



Chris M. T. Thompson, 57
Rhodes University, SA (B.A. Law & Economics).
Bradford University, UK (MSc).

CEO and Chairman of the Board of Gold Fields Ltd. 1998-2002.
Currently Chairman of the Board of Gold Fields Ltd. and of the World Gold Council.
(2), (5), (6)

Notes:
(1) Member of the Executive Committee of the Board.
(2) Member of the Audit Committee of the Board.
(3) Member of the Compensation Committee of the Board.
(4) Member of the Pension Committee of the Board.
(5) Member of the Corporate Governance & Nominating Committee of the Board.
(6) Member of the Environment, Health & Safety Committee of the Board.
(7) Member of the Corporate Registrations Committee.

NORMAN B. KEEVIL
Chairman

DAVID A. THOMPSON
Deputy Chairman of the Board and Chief Executive Officer

ROBERT J. WRIGHT
Deputy Chairman of the Board and Lead Director

DONALD R. LINDSAY
President

ROGER A. BRAIN
Senior Vice President, Marketing & Refining

DOUGLAS H. HORSWILL
Senior Vice President, Environment and Corporate Affairs

MICHAEL P. LIPKEWICH
Senior Vice President, Mining

JOHN G. TAYLOR
Senior Vice President, Finance and Chief Financial Officer

MICHAEL J. ALLAN
Vice President, Engineering

JON A. COLLINS
Vice President, Exploration Business Development

FRED S. DALEY
Vice President, Exploration

MICHEL P. FILION
Vice President, Environment

GARY M. JONES
Vice President, Business Development

G. LEONARD MANUEL
Vice President and General Counsel

RICHARD A. MUNDIE
Vice President, Special Projects

PETER C. ROZEE
Vice President, Commercial and Legal Affairs

JAMES A. UTLEY
Vice President, Human Resources

JOHN F.H. THOMPSON
Chief Geoscientist

KAREN L. DUNFEE
Corporate Secretary

HOWARD C. CHU
Controller

LAWRENCE A. MACKWOOD
Treasurer

ANTHONY A. ZOOBKOFF
Assistant Secretary

Share Price on the Toronto Stock Exchange

2004	High	Low	Close	Volume
		Class A Shares		
Q1	$27.46	$20.02	$25.20	158,938
Q2	26.75	20.98	25.25	100,972
Q3	28.25	23.01	27.95	105,531
Q4	39.00	26.79	37.06	181,970
				547,411
		Class B Shares		
Q1	$26.33	$19.20	$24.47	93,915,818
Q2	23.65	19.83	24.00	64,436,699
Q3	28.21	22.36	27.21	46,623,973
Q4	38.25	26.27	36.92	69,322,400
				274,298,890

Stock Exchanges

The Class A Common and Class B Subordinate Voting Shares and the Inco exchangeable debentures are listed on the Toronto Stock Exchange.

Dividends, Class A & B Shares

Amount per Share	Payment Date
$0.10	June 30, 2004
$0.20	December 31, 2004

Common Shares Outstanding End of 2004

Class A	4,673,453
Class B	196,682,420

Number of Employees 6,710

Annual Information Form

The company prepares an Annual Information Form (AIF) which is filed with the securities commissions or similar bodies in all the provinces of Canada. Copies of the AIF and Annual and Quarterly Reports are available on request or at the company's website, www.teckcominco.com.

Shareholder Relations

Karen L. Dunfee, Corporate Secretary
Greg Waller, Director, Investor Relations

Transfer Agents

Inquiries regarding change of address, stock transfer, registered shareholdings, dividends or lost certificates should be directed to the company's Registrar and Transfer Agent:

CIBC Mellon Trust Company

1600 - 1066 West Hastings Street
Vancouver, British Columbia
V6E 3X1

CIBC Mellon Trust Company provides an Answerline Service for the convenience of shareholders:

Toll-free in Canada and the U.S.
1-800-387-0825
Outside Canada and the U.S.
(416) 643-5500
Email: inquiries@cibcmellon.com

Mellon Investor Services LLC

Class A and Class B shares
P.O. Box 3315
So. Hackensack, NJ
U.S.A. 07606

Auditors

PricewaterhouseCoopers LLP
Chartered Accountants
250 Howe Street, Suite 700
Vancouver, British Columbia
V6C 3S7

teckcominco

www.teckcominco.com

Teck Cominco Limited
600 - 200 Burrard Street
Vancouver, B.C.
Canada V6C 3L9
Tel: 604.687.1117
Fax: 604.687.6100



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